EXHIBIT 99.1

FELDMAN FINANCIAL ADVISORS, INC.

1001 CONNECTICUT AVENUE, NW ● SUITE 840

WASHINGTON, DC 20036

202-467-6862

(FAX) 202-467-6963

ARI Mutual Insurance Company Newtown, Pennsylvania Conversion Valuation Appraisal Report Valued as of March 31, 2015 Prepared By Feldman Financial Advisors, Inc. Washington, DC

FELDMAN FINANCIAL ADVISORS, INC.

1001 CONNECTICUT AVENUE, NW ● SUITE 840

WASHINGTON, DC 20036

202-467-6862

(FAX) 202-467-6963

March 31, 2015

Board of Directors

ARI Mutual Insurance Company

125 Pheasant Run

Newtown, Pennsylvania 18940

Members of the Board:

At your request, we have completed and hereby provide an independent appraisal (the “Appraisal”) of the estimated pro forma market value of ARI Mutual Insurance Company (“ARI” or the “Company”), as of March 31, 2015. Pursuant to a Plan of Conversion (the “Plan”) adopted by the Board of Directors (the “Board”) of the Company on March 17, 2015, ARI plans to convert from a Pennsylvania-chartered mutual insurance company to a Pennsylvania-chartered stock insurance company (the “Conversion”), form an interim holding company that will issue and sell all of its capital stock to AmTrust Financial Services, Inc. (“AmTrust”), and ARI will thereby become a subsidiary of AmTrust. In accordance with the Plan, AmTrust will offer shares of its common stock for sale on a preferential basis to policyholders and non-employee Board directors of ARI in a subscription offering (the “Offering”) up to an amount equal to the estimated pro forma market value of the Company.

This Appraisal is furnished in conjunction with the filing by ARI of the Application for Approval to Convert from Mutual to Stock Form (the “Application”) with the Pennsylvania Insurance Department under the Insurance Company Mutual to Stock Conversion Act, 40 P.S. Sections 911-A et seq. (the “Conversion Act”). In accordance with the Plan and Section 914-A(d) of the Conversion Act, the estimated pro forma market value of the Company shall be determined by an independent valuation expert and shall represent the aggregate price of common stock sold in the Conversion. Furthermore, as permitted by Section 914-A(d) of the Conversion Act, the pro forma market value may be expressed as a range of value and may be that value that is estimated to be necessary to attract a full subscription for the shares of common stock offered for sale in the Conversion.

Feldman Financial Advisors, Inc. (“Feldman Financial”) is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the financial services industries. The background of Feldman Financial is presented in Exhibit I.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

ARI Mutual Insurance Company

March 31, 2015

Page Two

In preparing the Appraisal, we conducted an analysis of ARI that included discussions with the Company’s management and an onsite visit to the Company’s headquarters. We reviewed the audited financial statements of the Company as of and for the year ended December 31, 2014 and unaudited financial statement data as of and for the years ended December 31, 2012 and 2013. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

In preparing the Appraisal, we also reviewed and analyzed: (i) financial and operating information with respect to the business, operations, and prospects of the Company furnished to us by the Company; (ii) publicly available information concerning the Company that we believe to be relevant to our analysis; (iii) a comparison of the historical financial results and present financial condition of the Company with those of selected publicly traded insurance companies that we deemed relevant; and (iv) financial performance and market valuation data of certain publicly traded insurance industry aggregates as provided by industry sources.

The Appraisal is based on the Company’s representation that the information contained in the Application and additional evidence furnished to us by the Company and its independent auditor are truthful, accurate, and complete. We did not independently verify the financial statements and other information provided by the Company and its independent auditor, nor did we independently value the assets or liabilities of the Company. The Appraisal considers the Company only as a going concern on a stand-alone basis and should not be considered as an indication of the liquidation value of the Company.

It is our opinion that, as of March 31, 2015, the estimated pro forma market value of the Company was within a range (the “Valuation Range”) of $23,800,000 to $32,200,000 with a midpoint of $28,000,000. The Valuation Range was based upon a 15 percent decrease from the midpoint to determine the minimum and a 15 percent increase from the midpoint to establish the maximum.

Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Offering. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Offering will thereafter be able to sell such shares at prices related to the foregoing estimate of the Company’s pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

FELDMAN FINANCIAL ADVISORS, INC.

Board of Directors

ARI Mutual Insurance Company

March 31, 2015

Page Three

The Valuation Range reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Company’s operating performance, financial condition, or management policies, and current conditions in the securities markets for insurance company common stocks. Should any such new developments or changes be material, in our opinion, to the estimated pro forma market value of the Company, appropriate adjustments to the Valuation Range will be made. The reasons for any such adjustments will be explained in detail at that time.

Respectfully submitted,

Feldman Financial Advisors, Inc.

Trent R. Feldman

President

Peter W. L. Williams

Principal

FELDMAN FINANCIAL ADVISORS, INC.

V.	Appendix — EXHIBITS
	I	Background of Feldman Financial Advisors, Inc	I-1
	II	Statement of Contingent and Limiting Conditions	II-1
	III-1	Balance Sheets	III-1
	III-2	Income Statements	III-2
	III-3	Investment Portfolio	III-3
	III-4	Statutory Financial Data	III-4
	IV-1	Financial Performance Data for Public P&C Insurance Companies	IV-1
	IV-2	Market Valuation Data for Public P&C Insurance Companies	IV-3
	V-1	Pro Forma Assumptions for Conversion Valuation	V-1
	V-2	Pro Forma Conversion Valuation Range	V-2

i

FELDMAN FINANCIAL ADVISORS, INC.

LIST OF TABLES

ii

FELDMAN FINANCIAL ADVISORS, INC.

INTRODUCTION

As requested, Feldman Financial Advisors, Inc. (“Feldman Financial”) has prepared an independent appraisal (the “Appraisal”) of the estimated pro forma market value of ARI Mutual Insurance Company (“ARI” or the “Company”), as of March 31, 2015. Pursuant to a Plan of Conversion (the “Plan”) adopted by the Board of Directors (the “Board”) of the Company on March 17, 2015, ARI plans to convert from a Pennsylvania-chartered mutual insurance company to a Pennsylvania-chartered stock insurance company (the “Conversion”), form an interim holding company that will issue and sell all of its capital stock to AmTrust Financial Services, Inc. (“AmTrust”), and ARI will thereby become a subsidiary of AmTrust. In accordance with the Plan, AmTrust will offer shares of its common stock for sale on a preferential basis to policyholders and non-employee Board directors of ARI in a subscription offering (the “Offering”) up to an amount equal to the estimated pro forma market value of the Company.

This Appraisal is furnished in conjunction with the filing by ARI of the Application for Approval to Convert from Mutual to Stock Form (the “Application”) with the Pennsylvania Insurance Department under the Insurance Company Mutual to Stock Conversion Act, 40 P.S. Sections 911-A et seq. (the “Conversion Act”). In accordance with the Plan and Section 914-A(d) of the Conversion Act, the estimated pro forma market value of the Company shall be determined by an independent valuation expert and shall represent the aggregate price of common stock sold in the Conversion. Furthermore, as permitted by Section 914-A(d) of the Conversion Act, the pro forma market value may be expressed as a range of value and may be that value that is estimated to be necessary to attract a full subscription for the shares of common stock offered for sale in the Conversion.

FELDMAN FINANCIAL ADVISORS, INC.

Feldman Financial Advisors, Inc. (“Feldman Financial”) is a financial consulting and economic research firm that specializes in financial valuations and analyses of business enterprises and securities in the financial services industries. The background of Feldman Financial is presented in Exhibit I. In preparing the Appraisal, we conducted an analysis of ARI that included discussions with the Company’s management and an onsite visit to the Company’s headquarters. We reviewed the audited financial statements of the Company as of and for the year ended December 31, 2014 as prepared under generally accepting accounting principles (“GAAP”). We also reviewed unaudited GAAP financial data of the Company as of and for the years ended December 31, 2012 and 2013. In addition, where appropriate, we considered information based on other available published sources that we believe are reliable; however, we cannot guarantee the accuracy and completeness of such information.

In preparing the Appraisal, we also reviewed and analyzed: (i) financial and operating information with respect to the business, operations, and prospects of the Company furnished to us by the Company; (ii) publicly available information concerning the Company that we believe to be relevant to our analysis; (iii) a comparison of the historical financial results and present financial condition of the Company with those of selected publicly traded insurance companies that we deemed relevant; and (iv) financial performance and market valuation data of certain publicly traded insurance industry aggregates as provided by industry sources.

The Appraisal is based on the Company’s representation that the information contained in the Application and additional evidence furnished to us by the Company and its independent auditor are truthful, accurate, and complete. We did not independently verify the financial statements and other information provided by the Company and its independent auditor, nor did we independently value the assets or liabilities of the Company. The Appraisal considers the

FELDMAN FINANCIAL ADVISORS, INC.

Company only as a going concern on a stand-alone basis and should not be considered as an indication of the liquidation value of the Company.

Our Appraisal is not intended, and must not be construed, to be a recommendation of any kind as to the advisability of purchasing shares of common stock in the Offering. Moreover, because the Appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of stock in the Offering will thereafter be able to sell such shares at prices related to the foregoing estimate of the Company’s pro forma market value. Feldman Financial is not a seller of securities within the meaning of any federal or state securities laws and any report prepared by Feldman Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.

The Valuation Range reported herein will be updated as appropriate. These updates will consider, among other factors, any developments or changes in the Company’s operating performance, financial condition, or management policies, and current conditions in the securities markets for insurance company common stocks. Should any such new developments or changes be material, in our opinion, to the estimated pro forma market value of the Company, appropriate adjustments to the Valuation Range will be made. The reasons for any such adjustments will be explained in detail at that time.

FELDMAN FINANCIAL ADVISORS, INC.

I.    BUSINESS OF ARI

General Overview

ARI is a Pennsylvania-domiciled mutual insurance company that functions as a specialty writer of commercial auto liability, physical damage, and excess coverage insurance. Although ARI issues policies to a broad array of customers, its focus is on owner/operators and non-fleet risks, and its typical policy covers one to three vehicles, such as light pickups, vans, and box trucks. ARI does not write coverage for long-haul carriers or trucks carrying hazardous materials, sand, gravel, or other higher risk materials. ARI is licensed to conduct business in New Jersey, Pennsylvania, Maryland, Virginia, and Delaware, but substantially all of its policies are written in New Jersey. ARI began to write policies in Pennsylvania and Maryland in 2014 and plans to expand to Virginia in 2015. ARI primarily markets its products through a network of approximately 200 independent agents and 15 wholesalers/brokers. ARI ranked as the eighth largest commercial auto insurer in New Jersey based on direct premiums written in 2014.

ARI is headquartered in Newtown Pennsylvania. As of December 31, 2014, ARI had total assets of $127.9 million and total equity capital of $25.0 million. For the year ended December 31, 2014, ARI generated $57.6 million in direct premiums written and recorded a net loss of $8.5 million. ARI owns 100% of ARI Casualty Company (“ARI Casualty”) a New Jersey domestic insurer that is fully licensed but currently inactive. ARI Casualty was incorporated in 1979 and is grandfathered for the domestic premium tax privilege that reduces the effective rate of tax on New Jersey premiums. ARI and ARI Casualty are subject to examination and comprehensive regulation by the Pennsylvania Insurance Department and the New Jersey Department of Banking and Insurance, respectively.

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Corporate History

ARI was originally formed as a mutual insurance company by the New Jersey State Grange in 1879 as Farmers’ Reliance of West Jersey. In 1904, the Company was incorporated under the name The Farmers Reliance Insurance Company of New Jersey. In 1984, the Company changed its name to American Reliance Insurance Company and its affiliates also adopted the American Reliance name. As a result of the losses caused by Hurricane Andrew in 1992 and the inability to obtain reinsurance coverage, American Reliance Insurance Company (in collaboration with American Casualty Insurance Company) sold a substantial portion of its assets in 1993 and went into runoff, retaining the responsibility for claims in the state of Florida, for New Jersey personal automobile policies, and for all policies issued before January 1, 1989. The Company also sold the right to market the American Reliance name and its remaining insurance operations changed their names to ARI Mutual Insurance Company and ARI Casualty Company.

The State of New Jersey approved the request of ARI and ARI Casualty to recommence writing insurance and ARI and ARI Casualty commenced issuing policies in New Jersey in 1997. After initially writing multiple lines, since 2003 ARI has written only commercial auto liability, physical damage, and excess coverage insurance. In 2011, ARI assumed all of ARI Casualty’s obligations, and ARI Casualty has not issued a policy since 2011. Although ARI is still processing claims from policies issued prior to 1989, the runoff of such business is almost complete with 23 open claims existing as of December 31, 2014. ARI redomesticated to Pennsylvania in 2014 to reflect the location of its corporate headquarters and to have access to more capital alternatives. ARI Casualty remains a New Jersey domestic company and may be reactivated in the future to handle New Jersey business.

FELDMAN FINANCIAL ADVISORS, INC.

Product Lines

Commercial auto coverage protects the policyholder against liability to others for bodily injury and property damage, medical payments to insureds and occupants of their vehicles, physical damage to an insured’s own vehicle from collision and various other perils, and damages caused by uninsured motorists. The majority of ARI’s policyholders are small businesses delivering their own products, construction contractors and artisans such as roofers, electricians, plumbing and heating companies, and small fleet operators.

ARI’s commercial auto insurance is offered to small-to-medium sized business customers who generally own or lease less than five vehicles and to larger fleets with strong driving records or DriveCam (video-based safety technology). For pricing and risk analysis, the Company divides its commercial auto customers into “low hazard” and “high hazard” classes. Low hazard is defined by ARI as private passenger vehicles used in business and light and medium power trucks and trailers. This includes motor vehicles that do not provide public transportation services and those with a gross vehicle weight of 20,000 pounds or less. High hazard is defined by ARI as customers with vehicles that provide public transportation services (such as social service vehicles or non-emergency ambulances) and those with a gross vehicle weight over 20,000 pounds. As a commercial auto specialist, ARI writes a broad array of low hazard, high hazard, and fringe excess surplus lines business.

The Company does not provide coverage for long haul routes and limits its coverage to companies that only deliver within the state in which the truck is garaged and in states contiguous to such state. ARI does not insure trucks that carry sand or gravel or that provide long haul services and only insures trucks that carry hazardous materials wherein the exposure is deemed minimal and approved by the reinsurer or facultative reinsurance is purchased.

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At December 31, 2014, ARI insured approximately 12,400 vehicle units (including trailers) for liability, and approximately 60% of such units also purchased ARI’s property damage coverage. Included in such units, by vehicle count, are heavy and extra heavy trucks (16%), tractors (15%) light and medium trucks (14%), contractors (14%), trailers (13%), social services (11%), leasing and rental (10%), private passenger types (4%), and public auto (3%). The average annual number of in-force vehicles insured by ARI declined from over 12,000 in 2005 to 6,000 in 2011 and then increased to 11,800 in 2014.

The Company monitors the profitability of its product lines by vehicle type and class of business. As a result of business factors, ARI no longer writes sand and gravel accounts, insureds hauling municipal waste to out-of-state landfills, or taxi fleets. Since pricing and risk selection could not be achieved at levels to generate acceptable profitability within these product lines, the Company discontinued writing policies on these exposures.

The property and casualty insurance market is characterized by an underwriting cycle in which premiums, profits, and availability of coverage tend to rise and fall with some regularity over time. A cycle begins when insurers tighten their underwriting standards and sharply raise premiums after a period of severe underwriting losses or investment losses. Stricter standards and higher premium rates lead to an increase in profits and accumulation of capital. The increase in underwriting capacity increases competition, which in turn drives premium rates down and relaxes underwriting standards, thereby causing underwriting losses and setting the stage for the cycle to begin again. The characteristics of a so-called “hard market” cycle generally include higher insurance premiums, more stringent underwriting criteria, reduced capacity, and less competition among insurance carriers. The characteristics of a so-called “soft market” cycle

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generally include lower insurance premiums, broader coverage, reduced underwriting criteria, increased capacity, and increased competition among insurance carriers.

ARI believes that the current hard market conditions in New Jersey are contributing to favorable pricing across its product lines and that its book of business is priced to provide a strong underwriting profit. Additionally, the Company notes that the opportunity to write insurance for tractors and trucking customers in the New Jersey market will increase significantly in the second half of 2016 with the anticipated completion of the Panama Canal expansion in March 2016. The State of New Jersey is spending $1.3 billion to raise the Bayonne Bridge to permit larger vessels to reach ports in northern New Jersey, which is likely to lead to increased truck traffic from such ports. To mitigate effects of the volatility of the New Jersey market, ARI has begun to pursue a geographic diversification strategy by entering Pennsylvania and Maryland in 2014 and expansion into Virginia is planned for 2015.

Marketing and Distribution

ARI’s distribution network includes approximately 200 independent agents and 15 wholesalers/brokers. The Company’s New Jersey network is predominantly composed of independent insurance agents with a few meaningful wholesalers, while the Pennsylvania and Maryland networks are almost exclusively composed of brokers and wholesalers. All of these producers represent multiple insurance companies and are established businesses in the communities in which they operate. ARI views independent insurance producers as its primary customers because they are in a position to recommend to their own customers either the Company’s insurance products or those products of a competitor of ARI.

ARI attempts to differentiate itself among independent insurance agents by offering a valuable product and supporting it with expertise and superior service. ARI focuses on offering

FELDMAN FINANCIAL ADVISORS, INC.

its agents a competitive product, ease of doing business, profit sharing, and long term financial stability. Since ARI offers only one core product, it recognizes that its expertise, service and business appetite within the commercial auto segment must be greater and more consistent than its competitors.

ARI manages its producers through annual business reviews and through the establishment of benchmarks and goals for premium volume and profitability. Agents with over $150,000 in annual premium volume are eligible to participate in ARI’s agency profit sharing program which is based on the most recent three-year loss ratio of the policies placed through such producer. The Company’s underwriting staff is segmented into three units, with two units serving the New Jersey market and the third unit serving the new states in which ARI has started to write policies. For the year ended December 31, 2014, only one of ARI’s producers was responsible for more than 5% of the Company’s direct premiums written.

ARI’s producers are monitored and supported by experienced territory managers, who are employees of the Company. None of the producers have binding authority on behalf of ARI. ARI periodically holds seminars for producers and conducts training programs that provide both technical training about the Company’s products and sales training emphasizing effective marketing of products.

Producers are compensated through a fixed base commission with an opportunity for profit sharing depending on the producer’s premiums written and profitability. Agents receive commission as a percentage of premiums as their primary compensation from ARI. Because the Company relies heavily on independent producers, it utilizes a profit sharing plan as an incentive for producers to place high-quality business with ARI and to support the Company’s loss control efforts. ARI believes that its profit sharing plan for producers is comparable with those offered

FELDMAN FINANCIAL ADVISORS, INC.

by other insurance companies, subject to the producer directing high-quality, profitable business to the Company.

ARI’s marketing efforts are further supported by its claims philosophy, which is designed to provide prompt and efficient service and claims processing, aiming for positive experiences for both producers and policyholders. The Company believes that these positive experiences result in higher policyholder retention and new business opportunities when communicated by producers and policyholders to potential customers. While ARI relies on independent agents for distribution and customer support, the responsibility for underwriting and claim handling is retained by the Company and none of the Company’s agents have binding authority. Many of ARI’s agents have had direct relationships with the Company for a number of years.

Executive Management

Karen S. Fulton is the current President and Chief Executive Officer of ARI and has served in these positions since 1993. Ms. Fulton is also a member of the Board of ARI. She has been employed by ARI and its predecessor since 1979 and previously served as Vice President and Controller. Before joining the Company, Ms. Fulton was a certified public accountant with KPMG Peat Marwick and is a graduate of Bucknell University.

David A. Gerth is Senior Vice President, Chief Financial Officer, and Treasurer of ARI. His responsibilities are in the areas of administration, financial functions, investments, information technology, and human resources. Prior to joining the Company in 1997, Mr. Gerth was the director of internal audit at Selective Insurance Company from 1990 to 1997. Previously, he was a staff accountant for a regional public accounting firm. He is a graduate of Montclair State University.

FELDMAN FINANCIAL ADVISORS, INC.

J. Tucker Ericson is Senior Vice President, Chief Underwriting Officer, and Corporate Secretary of ARI. Mr. Ericson is responsible for both the underwriting and marketing functions of ARI and has served as Chief Underwriting Officer since joining ARI in 1999. A graduate of Gettysburg College, Mr. Ericson previously served in various underwriting positions at Selective Insurance Company from 1991 to 1996 and Crum & Forster from 1996 to 1999.

Patrick M. Cusack is Senior Vice President and Chief Claims Officer of ARI. Mr. Cusack has served in that capacity since joining ARI in 2007. Prior to his employment with ARI, he served in various claims positions with Selective Insurance Company from 1991 to 1995 and Zurich Insurance Company from 1995 to 2007. Mr. Cusack is a graduate of Seton Hall University.

Reasons for the Conversion

Like most insurance companies, ARI’s premium growth and underwriting results have been, and continue to be, influenced by market conditions. Pricing in the property and casualty insurance industry historically has been cyclical. During a soft market cycle, excess underwriting capacity leads to intense price competition and a market characterized by declining premium volume and relaxed underwriting terms. In a hard market cycle, price competition is less severe. Therefore, during a hard market cycle, insurers typically are able to increase premiums, maintain underwriting discipline, and increase profit margins. From 2007 until the fourth quarter of 2012, the New Jersey commercial auto market experienced a soft market cycle. As many insurance carriers began to recognize the losses they were incurring as a result of their aggressive pricing during this soft market cycle, they exited the commercial auto insurance market in New Jersey. Beginning in the fourth quarter of 2012, the market began to harden, and this hard market has continued through the first quarter of 2015.

FELDMAN FINANCIAL ADVISORS, INC.

ARI also felt the sting of these market conditions and incurred operating losses or modest profitability annually from 2011 through 2014, driven by significant underwriting losses coupled with declining investment income. ARI currently holds a financial strength rating from A.M. Best of B+ (Good). The Company’s financial strength rating was reduced by A.M. Best from B++ (Good) to B+ (Good) on March 10, 2015. Financial strength ratings are used by producers and customers as a means of assessing the financial strength and quality of insurers. To accomplish the goal of generating material growth in premiums written, ARI recognizes that it must improve its A.M. Best rating. In order to achieve an upgraded rating, the Company believes that it needs to enhance its capitalization and operating performance to levels satisfactory to A.M. Best, as well as satisfy various other rating requirements.

If ARI is not able to increase its A.M. Best financial strength rating, the Company deems it likely that it will not be able to compete as effectively and its ability to sell insurance policies could decline. ARI believes the lack of a better rating puts it at a competitive disadvantage in effectively writing higher tiered classes of business and preferred accounts. An improved rating would permit ARI to compete across the entire market spectrum and contribute to better risk selection opportunities.

ARI continues to have a strong presence in its market, longstanding distribution network relationships, a solid management team, and a committed business inclination toward utilizing best practices in technology, data analysis, and other innovative tools to improve underwriting. ARI believes that the current hard market cycle in New Jersey and its strategy of geographic expansion provide the Company with an opportunity to increase its premium volume significantly. ARI’s current capital position, however, limits its ability to grow the level of net premiums written. Therefore, the primary purpose of the Conversion and merger into AmTrust

FELDMAN FINANCIAL ADVISORS, INC.

is to increase the Company’s capital, which will permit ARI to unwind its existing quota share reinsurance agreement, take advantage of growth opportunities during the existing hard market cycle in New Jersey, support premium growth as the Company pursues its geographic expansion strategy, and improve the outlook for obtaining an increase in its financial strength rating. ARI believes that it has developed a scalable platform such that it can cost effectively and swiftly replicate the New Jersey operating template in other states, while simultaneously capitalizing on the stronger financial strength rating of AmTrust. A.M Best currently assigns a financial strength rating of A (Excellent) to AmTrust.

The remainder of Chapter I examines in more detail the trends addressed in this section, including the impact of changes in the Company’s economic and competitive environment, and ARI’s recent financial performance. The discussion is supplemented by the exhibits in the Appendix. Exhibit III-1 displays the Company’s balance sheets as of the years ended December 31, 2013 and 2014. Exhibit III-2 presents the Company’s income statements for the years ended December 31, 2013 and 2014.

FELDMAN FINANCIAL ADVISORS, INC.

Financial Condition

Table 1 presents selected data concerning ARI’s financial position as of December 31, 2012 to 2014. Exhibit III-1 presents the Company’s balance sheets as of December 31, 2013 and 2014. The financial data presentation for ARI in the tables below and in Exhibits III-1 to III-3 is based on U.S. generally accepted accounting principles (“GAAP”). Statutory financial data for ARI is included in Exhibit III-4 for a five-year overview of the Company’s operating trends.

Table 1

Selected Financial Condition Data

As of December 31, 2012 to 2014

(Dollars in Thousands)

	December 31,
	2014	2013	2012
Balance Sheet Data
Total assets	$127,895	$112,148	$99,884
Total investments and cash	65,137	61,466	55,125
Reinsurance receivables	35,298	22,806	21,763
Total policy reserves (1)	71,487	53,435	47,314
Unearned premiums	28,680	22,856	15,176
Total liabilities	102,900	79,039	64,261
Total equity	24,995	33,109	35,623

Total equity / total assets	19.54%	29.52%	35.66%
Investments and cash / total assets	50.93%	54.81%	55.19%
Policy reserves / total assets	55.90%	47.65%	47.37%

(1)	Total policy reserves equal unpaid losses and loss adjustment expenses.

Source: ARI, GAAP financial statements; audited 2014 and unaudited 2013 and 2012.

The Company’s total assets increased by 14.0% from $112.1 million at December 31, 2013 to $127.9 million at December 31, 2014. The $15.8 million increase in total assets primarily reflected a $12.5 million increase in reinsurance receivables, which are attributable mainly to the timing of payments from ARI’s reinsurers with the increase reflecting the

FELDMAN FINANCIAL ADVISORS, INC.

expansion of underwriting activity during the year ended December 31, 2014. Direct premiums written increased by $13.8 million, or 31.4%, from $43.8 million in 2013 to $57.6 million in 2014. Reinsurance ceded increased by $12.0 million from $7.6 million in 2013 to $19.6 million in 2014. The level of total investments and cash increased by $3.6 million from $61.5 million at December 31, 2013 to $65.1 million at December 31, 2014.

Total liabilities increased by $23.9 million from $79.0 million at December 31, 2013 to $102.9 million at December 31, 2014. The increase in total liabilities was caused principally by the increase in total policy reserves, which was also reflective of ARI’s increased premium volume during 2014 and the timing of claims payments. Total policy reserves increased by $18.1 million from $53.4 million at December 31, 2013 to $71.5 million, while unearned premiums increased by $5.8 million from $22.9 million at year-end 2013 to $28.7 million at year-end 2014.

The Company’s aggregate balance of investment securities and cash amounted to $65.1 million at December 31, 2014 and constituted 50.9% of total assets. The Company’s balance of investments and cash amounted to $55.1 million and $61.5 million, respectively, as of December 31, 2012 and 2013. Exhibit III-3 presents the Company’s investment portfolio as of December 31, 2014. All of the Company’s investment securities are classified as available for sale and carried at fair value, with unrealized gains of losses, net of any income tax effects, included in accumulated other comprehensive income. The Company’s investment objectives include managing a conservative, high quality securities portfolio with an emphasis on asset/liability matching within a short duration.

Consistent with its investment policy, ARI’s investment portfolio primarily comprises fixed-income debt securities. As of December 31, 2014, ARI’s investments securities totaled

FELDMAN FINANCIAL ADVISORS, INC.

$59.0 million and consisted of $54.2 million of bonds, $3.7 million of preferred stocks, and $1.1 million of common stocks. The average maturity of the Company’s debt security investments was approximately 4.2 years as of December 31, 2014. The Company adheres to various investment guidelines and portfolio limitations in managing its securities portfolio. No more than 5% can be invested in any one issuer and fixed-income bonds must carry a minimum “A” rating, while at least 70% of fixed-income bonds must be rated “AA” or better. The average maturity of the fixed-income bond portfolio cannot exceed seven years. Preferred stock and common stock investments are limited to maximums of 10% and 15% of the total portfolio, respectively. The Company also maintains cash and short-term investments to assist with liquidity management. The aggregate amount of cash and short-term investments was $5.7 million or 4.4% of total assets at December 31, 2014. The Company did not have any impaired investments in 2013 or 2014, and there were no securities on credit watch lists as of December 31, 2014.

In accordance with insurance industry practice, ARI reinsures a portion of its loss exposure and pays to the reinsurers a portion of the premiums received on all policies reinsured. Insurance policies written by the Company are reinsured with other insurance companies principally to: (i) reduce net liability on individual risks; (ii) mitigate the effect of individual loss occurrences (including catastrophic losses); (iii) stabilize underwriting results; (iv) decrease leverage; and (v) increase underwriting capacity. ARI ceded to reinsurers $7.6 million and $19.6 million of written premiums for the years ended December 31, 2013 and 2014, respectively. The Company’s reinsurance arrangements are placed with non-affiliated reinsurers, and are generally renegotiated annually. The largest concentration of the Company’s reinsurance is provided by Maiden Reinsurance North America, Inc. (“Maiden”), which has an A- (Excellent) rating from

FELDMAN FINANCIAL ADVISORS, INC.

A.M. Best. Recoverable from Maiden is backed by the non-cancellable reinsurance trust rated by A.M. Best. During 2014 ARI entered into a 20% quota share treaty with respect to all business in force for all losses incurred after June 30, 2014. The entry into this quota share agreement permitted ARI to reduce its net written premiums and reduce its ratio of net premiums written to surplus while permitting it to take advantage of the current hard market for commercial auto insurance in New Jersey. As a result of weakening surplus following the year ended December 31, 2014, ARI secured additional quota share reinsurance, effective March 1, 2015, and increased its existing quota share with its current reinsurance partner, effective March 31, 2015.

ARI’s total equity capital, as measured under GAAP, has declined in recent years as a result of unprofitable operating results and the write-down of its deferred tax asset related to the establishment of a valuation allowance. The Company’s total equity decreased from $35.6 million and $33.1 million at December 31, 2012 and 2013, respectively, to $25.0 million at December 31, 2014. Concurrently, the Company’s ratio of total equity to total assets declined from 35.7% at December 31, 2012 to 29.5% at December 31, 2013 and 19.5% at December 31, 2014. The combination of decreased equity capital and increased asset totals has contributed to the recent deterioration of the Company’s equity to assets ratio.

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Income and Expense Trends

Table 2 displays ARI’s earnings results and selected operating ratios for 2012 to 2014. Exhibit III-2 displays the Company’s income statements for 2013 and 2014. ARI’s operating results are influenced by factors affecting the property and casualty (“P&C”) insurance industry in general. The performance of the P&C insurance industry is subject to significant variations due to competition, weather, catastrophic events, regulation, general economic conditions, judicial trends, fluctuations in interest rates, and other factors.

The Company’s premium growth and underwriting results are influenced by market conditions. Pricing in the P&C insurance industry historically has been cyclical with the financial performance of insurers fluctuating from periods of low premium rates and excess underwriting capacity resulting from increased competition (soft market), followed by periods of high premium rates and a shortage of underwriting capacity resulting from decreased competition (hard market). The New Jersey commercial auto market was generally characterized by a soft market from 2007 through 2012 followed by a hard market thereafter and through the present.

For the Years Ended December 31, 2014 and 2013

ARI recorded a net loss of $8.5 million in 2014 as compared to a net loss of $1.0 million for 2013. The Company experienced larger levels of underwriting losses in 2014 with the underwriting loss widening to a deficit of $7.1 million in 2014 versus an underwriting loss of $3.3 million in 2013. Total revenue increased to $40.3 million in 2014, which was $7.0 million or 21.1% more than $33.3 million in 2013 due mainly to increases of $8.4 million in premiums earned. ARI’s net loss in 2014 was deepened by recognition of income tax expense related to the establishment of a valuation allowance on the Company’s deferred tax asset.

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Table 2

Selected Operating Performance Data

For the Years Ended December 31, 2012 to 2014

(Dollars in Thousands)

	For the Years Ended December 31,
	2014	2013	2012
Income Statement Data
Direct premiums written	$57,578	$43,830	$27,045
Net premiums written	38,163	36,381	23,064

Net premiums earned	$38,371	$30,020	$19,466
Net investment income	1,814	1,810	2,053
Realized investment gains (losses)	(145)	1,213	(142)
Other income	268	254	152

Total revenue	40,308	33,297	21,529

Losses and loss adjustment expenses	36,028	24,155	14,763
Policy acquisition costs	7,817	5,584	4,016
Other operating costs	1,592	3,547	1,992

Total expenses	45,437	33,286	20,771

Income (loss) before income taxes	(5,129)	11	758
Income tax expense	3,404	1,038	293

Net income (loss)	$(8,533)	$(1,027)	$465

Operating Ratios
Loss ratio (1)	93.89%	80.46%	75.84%
Expense ratio (2)	24.52%	30.42%	30.86%
Combined ratio (3)	118.41%	110.88%	106.70%

(1)	Losses and loss adjustment expenses divided by net premiums earned.
(2)	Underwriting expenses divided by net premiums earned.
(3)	Sum of the loss ratio and the expense ratio.

Source: ARI, GAAP financial statements; audited 2014 and unaudited 2013 and 2012.

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Table 3 provides additional underwriting performance data for ARI in the years ended December 31, 2012 to 2014.

Table 3

Underwriting Performance Data

For the Years Ended December 31, 2012 to 2014

(Dollars in Thousands)

	For the Years Ended December 31,
	2014	2013	2012
Direct premiums written	$57,578	$43,830	$27,045
Net premiums earned	$38,371	$30,020	$19,466
Losses and loss adjustment expenses incurred	36,028	24,155	14,763
Policy acquisition and other operating costs	9,409	9,131	6,008

Total losses and expenses	45,437	33,286	20,771

Underwriting profit (loss)	$(7,066)	$(3,266)	$(1,305)

Source: ARI, GAAP financial statements; audited 2014 and unaudited 2013 and 2012.

Net premiums earned increased by $8.4 million or 27.8% for the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to growth in direct premiums written during 2014, despite an increase in ceded premiums written of $12.0 million in 2014. The increase in ceded premiums was mainly attributable to the entry into a 20% quota share reinsurance agreement with respect to all losses incurred after June 30, 2014 on all business in force, which resulted in ARI retaining less of its losses and increased its ceded premiums. Net investment income increased modestly by $4,000 for the year ended December 31, 2014 compared to 2013, and approximated $1.8 million in both periods. However, realized investment gains decreased by $1.4 million from net gains of $1.2 million in 2013 to net losses

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of $145,000 in 2014. The securities gains in 2013 were largely generated by the sales of various equity securities.

A key measurement of the profitability of any insurance company for any period is its combined ratio, which is equal to the sum of its loss ratio and its expense ratio. However, investment income, federal income taxes and other non-underwriting income or expense are not reflected in the combined ratio. The profitability of property and casualty insurance companies depends on income from underwriting, investment, and service operations. Underwriting results are considered profitable when the combined ratio is under 100% and unprofitable when the combined ratio is over 100%.

As shown in Table 2, the Company’s overall combined ratio has risen over the past two years from 106.7% in 2012 to 110.9% in 2013 and 118.4% in 2014. The increase in the Company’s combined ratio is attributable to the higher loss ratio, which primarily reflects the increased level of losses and loss adjustment expenses incurred. The loss ratio expanded from 75.8% in 2012 to 80.5% in 2013 and 93.9% in 2014. The unfavorable development for 2014 is primarily the result of prior years’ claims settling for more than originally estimated. As a result of changes in estimates of insured events that occurred in prior years, the Company increased losses and loss adjustment expenses incurred by $7.6 million in 2014. The Company also incurred a $1.5 million addition to reserves with respect to a 1985 workers compensation claim. ARI’s expense ratio actually declined from 30.9% in 2012 and 30.4% in 2013 to 24.5% in 2014, evidencing the steady growth of premium volume in recent years over its existing business platform. Reflecting the trend of consistently higher combined ratios, the Company’s underwriting losses widened from $1.3 million in 2012 and $3.3 million in 2013 to $7.1 million in 2014, as shown in Table 3.

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ARI sustained a pre-tax loss of $5.1 million in 2014 compared to pre-tax income of $11,000 in 2013. Although the Company reported negative pre-tax earnings, it sustained an income tax expense provision of $3.4 million in 2014 due to an increase in the valuation allowance on its deferred tax asset as a result of the uncertainty related to the ultimate realization of the deferred tax asset. On the Company’s balance sheet, the net deferred tax asset decreased from $3.6 million at December 31, 2013 to zero as of December 31, 2014.

For the Years Ended December 31, 2013 and 2012

ARI sustained a net loss of $1.0 million in 2013 as compared to a net profit of $465,000 in 2012. The $1.5 million decrease increase in earnings was largely attributable to increases of $9.4 million in losses and loss adjustment expenses and $3.1 million in policy acquisition and other operating costs, which were partially offset by a $10.6 million increase in net premiums earned. Direct premiums written increased by 62.1% in 2013 from $27.0 million in 2012 to $43.8 million in 2013 as the Company’s premium volume expanded in the burgeoning hard market in commercial auto insurance lines in New Jersey during this period. ARI incurred an underwriting loss of $3.3 million in 2013 as its combined ratio increased from 106.7% in 2012 to 110.9% in 2013. Net investment income declined from $2.1 million in 2012 to $1.8 million in 2013, while realized investment gains increased from net losses of $142,000 in 2012 to net gains of $1.2 million in 2013.

Statutory Financial Data Overview

State insurance laws and regulations require ARI to file financial statements with state insurance departments everywhere it does business, and the operations of ARI are subject to examination by those departments. ARI prepares statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these departments. Certain

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accounting standards differ under statutory accounting practices (“SAP”) as compared to GAAP. For example, premium income is recognized on a pro rata basis over the term covered by the insurance policy, while the related acquisition costs are expensed when incurred under SAP. Under GAAP, both premium income and the related policy acquisition costs are recognized on a pro rata basis over the term of the insurance policy. Therefore, the GAAP operating results and financial data for ARI do not correspond to the SAP presentation.

Exhibit III-4 presents summary statutory financial data for ARI over the five-year period for the years ended December 31, 2010 to 2014. As illustrated, the Company’s premium volumes stagnated in 2010 and 2011 due to the soft market conditions before increasing steadily in 2012 to 2014. However, underwriting losses also began to mount over this five-year period. On a statutory basis, ARI registered four consecutive years of net losses from 2011 to 2014. Consequently, the Company’s statutory surplus declined from $31.2 million at December 31, 2010 to $19.4 million at December 31, 2014.

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II.    INDUSTRY FUNDAMENTALS

Financial Strength Ratings by A.M. Best

A.M. Best is a widely recognized rating agency dedicated to the insurance industry. A.M. Best provides ratings that indicate the financial strength of insurance companies. The objective of A.M. Best’s rating system is to provide an independent opinion of an insurer’s financial strength and its ability to meet ongoing obligations to policyholders. The assigned financial strength rating is derived from an in-depth evaluation and analysis of a company’s balance sheet strength, operating performance, and business profile. A.M. Best’s ratings scale is comprised of 15 individual ratings grouped into 9 categories (excluding suspended ratings).

A.M. Best currently assigns a financial strength rating of B+ (Good) to ARI, effective March 10, 2015. This rating is the sixth highest of 15 ratings and the category of “Good” represents the third highest of nine categories. Insurance companies rated B+ are considered by A.M. Best to have “a good ability to meet their ongoing obligations to policyholders.” The recent rating for ARI represented a downgrade from the B++ (Good) rating that was affirmed previously on October 8, 2014. A.M. Best also downgraded the issuer credit rating of ARI from “bbb” to “bbb-” as of March 10, 2015.

In its recent ratings commentary on ARI, A.M. Best indicated that the downgraded rating results reflected ARI’s weak underwriting result in 2014, primarily driven by an increased level of adverse loss reserve development reported on prior accident years, which has negatively affected the Company’s risk-adjusted capital position. A.M. Best specifically cited the significant reduction in ARI’s surplus that occurred in 2014 as a result of continued operating losses and the valuation allowance taken against the deferred tax asset.

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A.M. Best expressed concern that ARI’s underwriting results may be slow to improve given the level of adverse development recorded in recent years, including 2014. Consequently, weak earnings may make it more difficult for ARI to improve its level of risk-adjusted capitalization in the near term. A.M. Best has also indicated concerns over ARI’s narrow geographic and product spread of risk. Previously, A.M. Best had assigned ARI a financial strength rating of B++ (Good) in each of its annual reviews from 2006 through 2014. A.M. Best’s rating of ARI is an important factor affecting the Company’s ability to attract new business from customers and producers and a further downgrade or failure to improve the current rating could also affect ARI’s ability to implement its business strategy.

Following the public announcement on March 18, 2015 that ARI had agreed to be acquired by AmTrust through the subscription rights sponsored Conversion, A.M. Best indicated on March 19, 2015 that it had placed ARI’s financial strength rating and issuer credit rating under review with positive implications. A.M. Best noted that the positive outlook reflected the ratings of the property and casualty insurance subsidiaries of AmTrust, which are assigned a financial strength rating of A (Excellent) and issuer credit rating of “a.” A.M. Best stated that the ratings for ARI would remain under review until the close of the Conversion and simultaneous merger transaction with AmTrust.

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Industry Performance and Investment Outlook

The property and casualty segment of the insurance industry provides protection from risk into two basic areas. In general, property insurance protects an insured against financial loss arising out of loss of property or its use caused by an insured peril. Casualty insurance protects the insured against financial loss arising out of the insured’s obligation to others for loss or damage to persons, including, with respect to workers compensation insurance, persons who are employees, or property. There are approximately 3,000 companies providing property and casualty insurance coverage in the United States. About 100 of these companies provide the majority of the property and casualty coverage.

Historically, the financial performance of the P&C insurance industry has tended to fluctuate in cyclical periods of aggressive price competition and excess underwriting capacity (known as a soft market), followed often by periods of high premium rates and shortages of underwriting capacity (or a hard market). Although an individual insurance company’s financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. During soft market conditions, premium rates are stable or falling and insurance coverage is readily available. During periods of hard market conditions, coverage may be more difficult to find and insurers increase premiums or exit unprofitable areas of business. Following several years of heavy catastrophe losses in 2011-2012, industry premium rates have firmed and the rebounding economy has helped spur the demand for insurance.

According to the Insurance Services Office Inc. (“ISO”), the P&C industry experienced net written premium growth of 2.9% in 2011, 3.4% in 2012, and 4.6% in 2013, evidencing an improving insurance pricing environment. The industry’s largest sector, personal lines,

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accounted for approximately 42% of the total industry premium volume in 2013. The commercial lines sector accounted for approximately 35% of the total industry written premiums with balanced lines underwriters, who write a combination of personal and commercial lines coverage, accounting for the remaining 23%.

Underwriting results were unprofitable for the U.S. property and casualty insurance industry from 2008 to 2012, but turned positive in 2013 as the industry’s combined ratio improved from 102.9% in 2012 to 96.1% in 2013 and incurred losses declined by 6.6% to $259.3 billion in 2013 from $277.7 billion in 2012. The industry’s loss ratio improved from 74.2% in 2012 to 67.3% in 2014, and the expense ratio held steady at 28.2% for both periods. While a drop in catastrophe losses affected results for many industry participants, some broad-based improvements in a number of lines of coverage also drove the improved operating results.

Net investment income is an important revenue source for P&C insurers, historically accounting for 15%-20% of total revenues. For most insurers, cash flows available for investment have stabilized although persistently low investment yields continue to pressure investment income results. Net realized investment gains have increased in recent years on the heels of surging securities market valuations.

The commercial automobile insurance segment of the U.S. P&C insurance industry reported a third consecutive year of underwriting losses with a combined ratio of 106% for 2013 compared with 107% for 2012, according to Fitch Ratings. Operating results in this segment were in contrast with the P&C industry aggregate which posted a significant underwriting gain for 2013, the market’s best year since 2007.

Commercial auto underwriting losses are a reflection of multiple years of significant price deterioration prior to 2011, combined with an erosion of underwriting standards to retain

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business in the economic downturn of 2008-2009. Commercial auto policyholders continue to face pressure in the current slow-growth environment, which limits expansion in commercial auto underwriting exposures. Additionally, recent increases in claims severity have sparked a shift towards loss reserve deficiencies. Incurred losses in accident years 2010-2012 have developed unfavorably since inception for the insurance industry in commercial auto. According to Fitch Ratings, further recognition of inadequate loss reserves is likely to hinder near-term earnings improvement in this segment.

Premium rate increases in commercial auto insurance have been more muted versus other underperforming market segments since the commercial lines underwriting cycle turned in the 2011-2012 period. Signs that the momentum for further price hikes is waning reduce the likelihood that the commercial auto line will quickly revert to an underwriting profit position in 2014. Despite poor industry performance in commercial auto, a number of insurers continue to report strong underwriting results in this line. Among the leading commercial auto insurance writers, Berkshire Hathaway Group, Progressive Corporation, and Erie Indemnity Company were the most profitable in the segment during 2009-2013. Based on direct premiums written, the overall segment leaders are Travelers, Progressive, Liberty Mutual, Zurich Insurance, and Nationwide.

Commercial auto insurance underwriters are currently emphasizing evaluation of risk and using technology and data to enhance this process. In the current market environment, there are fewer insurance companies chasing commercial auto business. Therefore, the established and competitive companies in this segment are more immune to pricing pressures and primed to experience premium expansion.

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III.    COMPARISONS WITH PUBLICLY TRADED COMPANIES

General Overview

The comparative market approach provides a sound basis for determining estimates of going-concern valuations where a regular and active market exists for the stocks of peer institutions. The comparative market approach was utilized in determining the estimated pro forma market value of ARI because: (i) reliable market and financial data are readily available for comparable institutions, and (ii) the comparative market method has been widely accepted as a valuation approach by the applicable regulatory authorities. The generally employed valuation method in initial public offerings (“IPOs”), where possible, is the comparative market approach, which also can be relied upon to determine pro forma market value in an insurance company stock conversion.

The comparative market approach derives valuation benchmarks from the trading patterns of selected peer institutions that, due to certain factors such as financial performance and operating strategies, enable the appraiser to estimate the potential value of the subject institution in a mutual-to-stock conversion offering. In Chapter III, our valuation analysis focuses on the selection and comparison of the Company with a comparable group of publicly traded insurance companies (the “Comparative Group”). Chapter IV will detail any additional discounts or premiums that we believe are appropriate to the Company’s pro forma market value.

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Selection Criteria

Selected market price and financial performance data for insurance companies listed on the New York and NYSE MKT Stock Exchanges or traded on the NASDAQ Stock Market are shown in Exhibit IV as compiled from data obtained from SNL Financial LC (“SNL Financial”), a leading provider of financial and market data focused on financial services industries, including banks and insurance companies. The overall insurance industry is differentiated by SNL Financial into six market segments: (i) life and health, (ii) managed care, (iii) mortgage and financial guaranty, (iv) multi-line, (v) property and casualty, and (vi) title. For purposes of this selection screening, we focused exclusively on publicly traded insurance companies in the property and casualty segment (“Public P&C Insurance Group”). Several criteria, discussed below, were used to select the individual members of the Comparative Group from the overall universe of publicly traded insurance companies.

•	Operating characteristics — A company’s operating characteristics are the most important factors because they affect investors’ expected rates of return on a company’s stock under various business and economic scenarios, and they influence the market’s general perception of the quality and attractiveness of a given company. Operating characteristics, which may vary in importance during the business cycle, include financial variables such as profitability, capitalization, growth, risk exposure, liquidity, and other factors such as lines of business and management strategies.

•	Degree of marketability and liquidity — Marketability of a stock reflects the relative ease and promptness with which a security may be sold when desired, at a representative current price, without material concession in price merely because of the necessity of sale. Marketability also connotes the existence of buying interest as well as selling interest and is usually indicated by trading volumes and the spread between the bid and asked price for a security. Liquidity of the stock issue refers to the organized market exchange process whereby the security can be converted into cash. We attempted to limit our selection to companies that have access to a regular trading market or price quotations. We eliminated from the selection process companies with market prices that were materially influenced by publicly announced or widely rumored acquisitions.

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In determining the Comparative Group composition, we focused primarily on ARI’s size, market segment, and product lines. Attempting to concentrate on the Company’s financial characteristics and enlarge the Comparative Group to obtain a meaningful statistical cluster of companies, we broadened the size range criterion to encompass a statistically significant number of companies. In addition, due to the ongoing consolidation activity within the insurance industry, we sought to include a sufficient number of companies in the event that one or several members are subsequently subject to acquisition as we update this Appraisal prior to completion of the Company’s Conversion.

Of the 51 companies composing the Public P&C Insurance Group as of March 31, 2015, there were only five companies with total assets less than $200 million and only two companies with assets less than ARI’s total assets of $127.9 million. The median asset size of the Public P&C Insurance Group was $3.9 billion and the average size was even larger at $34.4 billion, skewed by behemoth companies such as Berkshire Hathaway and American International Group with total assets each exceeding $500 billion. We applied the following selection criteria and focused principally on companies concentrated in the lower quartile of the Public P&C Insurance Group based on asset size:

•	Publicly traded — stock-form insurance company whose shares are traded on New York Stock Exchange, NYSE MKT, or NASDAQ Stock Market.

•	Market segment — insurance companies whose primary market segment is listed as property and casualty by SNL Financial.

•	Current financial data — publicly reported financial data on a GAAP basis for the last twelve months (“LTM”) ended December 31, 2014.

•	Asset size — total assets less than $2 billion.

•	Insurance product lines — companies providing automobile policy lines of coverage were accorded additional consideration for inclusion.

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As a result of applying the above criteria, the screening process produced a reliable representation of publicly traded insurance companies for valuation purposes. Nineteen companies met all of the criteria outlined on the previous page. We included in the Comparative Group all of the five companies with assets under $200 million except for Trupanion, Inc., which provides medical insurance plans for cats and dogs. Within the collection of 14 companies comprising the Public P&C Insurance Group reporting assets between $200 million and $2 billion, we selected nine companies for inclusion that SNL Financial listed as containing auto coverage among their product lines.

A general operating summary of the 13 companies selected for the Comparative Group is presented in Table 4. In focusing on smaller publicly traded companies, the Comparative Group includes a total of six companies with total assets less than $500 million and four below $200 million (1347 Property Insurance Holdings, Kingstone Companies, National Security Group, and Unico American Corporation). In addition, two of the Comparative Group companies are headquartered in the Mid-Atlantic region (Donegal Group in Pennsylvania and Kingstone Companies in New York), similar to ARI. The overall geographic mix of the companies in the Comparative Group reflects a wide distribution. Two Comparative Group companies completed their IPOs within the past five years, specifically 1347 Property Insurance Holdings in March 2014 and Atlas Financial Holdings in March 2010. While no single company constitutes a perfect comparable and differences inevitably exist between the Company and the individual companies, we believe that the chosen Comparative Group on the whole provides a meaningful basis of financial comparison for valuation purposes. Summary operating profiles of the publicly traded insurance companies selected for the Comparative Group are presented in the next section beginning on pages 34 to 40.

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Table 4

General Operating Summary of the Comparative Group

As of December 31, 2014

	State	Ticker	Exchange	IPO Date	Total Assets ($Mil.)	Total Equity ($Mil.)	Total Equity/ Assets (%)
ARI Mutual Insurance Company	PA	NA	NA	NA	127.9	25.0	19.54

Comparative Group Median	NA	NA	NA	NA	503.6	192.6	33.57
Comparative Group Mean	NA	NA	NA	NA	778.3	250.4	36.50

Comparative Group
1347 Property Insurance Holdings	FL	PIH	NASDAQ	03/31/14	74.2	49.9	67.24
Atlas Financial Holdings, Inc.	IL	AFH	NASDAQ	03/18/10	283.9	109.4	38.53
Baldwin & Lyons, Inc.	IN	BWINB	NASDAQ	NA	1,144.2	399.5	34.91
Donegal Group Inc.	PA	DGICA	NASDAQ	NA	1,458.7	416.1	28.53
EMC Insurance Group Inc.	IA	EMCI	NASDAQ	02/04/82	1,497.8	502.9	33.57
Federated National Holding Co.	FL	FNHC	NASDAQ	11/05/98	503.6	192.6	38.24
First Acceptance Corporation	TN	FAC	NYSE	NA	328.6	107.0	32.55
Hallmark Financial Services, Inc.	TX	HALL	NASDAQ	NA	980.9	252.0	25.70
Kingstone Companies, Inc.	NY	KINS	NASDAQ	NA	135.0	40.5	30.00
National Interstate Corporation	OH	NATL	NASDAQ	01/28/05	1,754.7	362.1	20.63
National Security Group, Inc.	AL	NSEC	NASDAQ	NA	144.9	42.8	29.52
Safety Insurance Group, Inc.	MA	SAFT	NASDAQ	11/21/02	1,675.7	708.3	42.27
Unico American Corporation	CA	UNAM	NASDAQ	NA	136.0	71.8	52.77

Source: ARI; SNL Financial.

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Summary Profiles of the Comparative Group Companies

1347 Property Insurance Holdings, Inc. (NASDAQ: PIH) — Tampa, Florida

1347 Property Insurance Holdings, Inc. (“1347 Property”) was incorporated in October 2012 and holds all of the capital stock of Maison Insurance Company (“Maison”) and Maison Managers Inc. (“MMI”). In March 2014, 1347 Property completed an IPO of its common stock. Prior to March 2014, 1347 Property was a wholly owned subsidiary of Kingsway America Inc. Through Maison, 1347 Property provides property and casualty insurance to individuals in Louisiana. Maison’s insurance product offerings currently include homeowners insurance, manufactured home insurance, and dwelling fire insurance. Maison writes both full peril property policies as well as wind/hail only exposures. Maison distributes its policies through independent insurance agents. MMI serves as 1347 Property’s services subsidiary, known as a managing general agency. MMI is responsible for marketing programs and other management services. 1347 Property plans, either organically or through acquisition, to expand into other coastal states that fit its selection criteria and when timing is appropriate. It intends to focus on those areas where industry leaders are seeking to decrease coastal risk exposure and locations where its management has experience in managing wind-risk and independent and captive agent contacts. Within Louisiana, 1347 Property seeks to take advantage of market opportunities presented by the planned shrinkage of a state-run program that operates as an insurer of last resort. 1347 Property is not currently rated by A.M. Best. As of December 31, 2014, 1347 Property had total assets of $74.2 million, total policy reserves of $18.9 million, total equity of $49.9 million, LTM total revenue of $19.0 million, and LTM net income of $3.6 million.

Atlas Financial Holdings, Inc. (NASDAQ: AFH) — Elk Grove Village, Illinois

Atlas Financial Holdings, Inc. (“Atlas”) is a financial services holding company whose core business is the underwriting of commercial automobile insurance policies, focusing on the “light” commercial automobile sector, which is carried out through its insurance subsidiaries, American Country Insurance Company (“American Country”), American Service Insurance Company, Inc. (“American Service”), and Gateway Insurance Company (“Gateway”). This insurance sector includes taxicabs, non-emergency para-transit, limousine, livery, and business auto. Atlas was originally formed as JJR VI, a Canadian capital pool company, in 2009 and completed a reverse merger in 2010 wherein American Service and American Country were sold to Atlas by Kingsway America Inc. American Country commenced operations in 1979. With roots dating back to 1925 selling insurance for taxicabs, American Country is one of the oldest insurers of taxi and livery businesses in the United States. In 1983, American Service began as a non-standard personal and commercial auto insurer writing business in the Chicago, Illinois area. Gateway was acquired in 2013 and provides specialized commercial insurance products, including commercial automobile insurance to niche markets such as taxi, black car and sedan service owners and operators. The principal insurance company subsidiaries of Atlas carry a current financial strength rating from A.M. Best of B (Fair) with a negative outlook due to uncertainties and inherent risk of a pending acquisition by Atlas. As of December 31, 2014, Atlas had total assets of $283.9 million, total policy reserves of $161.4 million, total equity of $109.4 million, LTM total revenue of $101.6 million, and LTM net income of $17.7 million.

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Baldwin & Lyons, Inc. (NASDAQ: BWINB) — Indianapolis, Indiana

Through its subsidiaries, Baldwin & Lyons, Inc. (“B&L”) engages in marketing and underwriting property and casualty insurance and the assumption of property and casualty reinsurance. B&L’s subsidiaries include Protective Insurance Company, Protective Specialty Insurance Company, Sagamore Insurance Company, B&L Brokerage Services, Inc., and B&L Insurance, Ltd. B&L provides coverage for larger companies in the motor carrier industry that retain substantial amounts of self-insurance, for independent contractors utilized by trucking companies, for medium-sized and small trucking companies on a first dollar or small deductible basis, and for public livery concerns, principally covering fleets of commercial buses. The principal types of fleet transportation insurance marketed by B&L are commercial motor vehicle liability, physical damage and other liability insurance; workers compensation insurance; specialized accident insurance for independent contractors; non-trucking motor vehicle liability insurance for independent contractors; fidelity and surety bonds; inland marine consisting principally of cargo insurance; and captive insurance company products that are provided through a subsidiary in Bermuda The capital structure of B&L includes Class A and Class B common stock. The Class A and Class B shares have identical rights and privileges except that Class B shares have no voting rights. Protective Insurance Company carries a current financial strength rating of A+ (Superior) from A.M. Best with a stable outlook. As of December 31, 2014, B&L had total assets of $1.1 billion, total policy reserves of $541.1 million, total equity of $399.5 million, LTM total revenue of $292.0 million, and LTM net income of $29.7 million.

Donegal Group, Inc. (NASDAQ: DGICA) — Marietta, Pennsylvania

Donegal Group, Inc. (“Donegal”) is as an insurance holding company whose insurance subsidiaries offer personal and commercial lines of property and casualty insurance to businesses and individuals in 22 Mid-Atlantic, Midwestern, New England, and Southern states. Donegal’s insurance subsidiaries derive a substantial portion of their insurance business from smaller to mid-sized regional communities. Donegal believes this focus provides its insurance subsidiaries with competitive advantages in terms of local market knowledge, marketing, underwriting, claims servicing, and policyholder service. At the same time, Donegal believes its insurance subsidiaries have cost advantages over many smaller regional insurers that result from economies of scale they realize through centralized accounting, administrative, data processing, investment, and other services. Donegal has been an active consolidator of smaller “main street” property and casualty insurance companies. The personal lines products offered by Donegal consist primarily of homeowners and private passenger automobile policies, while the commercial lines products consist primarily of commercial automobile, commercial multi-peril, and workers compensation policies. Donegal was formed in 1986 as a downstream holding company by Donegal Mutual Insurance Company, which currently holds approximately 65% of the aggregate voting power of both classes of Donegal’s common stock. Donegal’s insurance subsidiaries carry current financial strength ratings of A (Excellent) from A.M. Best with a stable outlook. As of December 31, 2014, Donegal had total assets of $1.5 billion, total policy reserves of $946.9 million, total equity of $416.1 million, LTM total revenue of $586.5 million, and LTM net income of $14.5 million.

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EMC Insurance Group Inc. (NASDAQ: EMCI) — Des Moines, Iowa

EMC Insurance Group Inc. (“EMC”) is an insurance holding company that was incorporated in Iowa in 1974 by Employers Mutual Casualty Company (“Employers Mutual”) and became a public company in 1982 following the initial public offering of its common stock. EMC is approximately 58% owned by Employers Mutual, a multiple-line property and casualty insurance company organized as an Iowa mutual insurance company in 1911 that is licensed in all 50 states and the District of Columbia. EMC conducts operations in property and casualty insurance and reinsurance through its subsidiaries. EMC primarily focuses on the sale of commercial lines of property and casualty insurance to small and medium-sized businesses. These products are sold through independent insurance agents who are supported by a decentralized network of branch offices. Although EMC actively markets its insurance products in 40 states, the majority of its business is marketed and generated in the Midwest. EMC conducts its operations through the following subsidiaries: EMCASCO Insurance Company, Illinois EMCASCO Insurance Company and Dakota Fire Insurance Company, and its reinsurance operations through its subsidiary, EMC Reinsurance Company. The primary sources of revenue for EMC are generated from the following commercial lines of business: property, automobile, workers compensation, and liability. EMC’s property and casualty insurance companies carry financial strength ratings from A.M. Best of A (Excellent) with a stable outlook. As of December 31, 2014, ECM had total assets of $1.5 billion, total policy reserves of $903.6 million, total equity of $502.9 million, LTM total revenue of $594.5 million, and LTM net income of $30.0 million.

Federated National Holding Company (NASAQ: FNHC) — Sunrise, Florida

Federated National Holding Company (“Federated”), formerly known as 21st Century Holding Company, is an insurance holding company that engages in the insurance underwriting, distribution and claims processes through its subsidiaries and contractual relationships with its independent agents and general agents. Federated is authorized to underwrite, and/or place through its owned subsidiaries, homeowners multi-peril, commercial general liability, federal flood, personal automobile, and various other lines of insurance in Florida and various other states. Federated markets and distributes its own and third-party insurers’ products and its other services through a network of independent agents. Its principal insurance subsidiary is Federated National Insurance Company (“FNIC”). Through contractual relationships with a network of approximately 3,600 independent agents, of which approximately 1,800 actively sell and service its products, FNIC is authorized to underwrite homeowners, commercial general liability, fire, allied lines, and personal and commercial automobile insurance in Florida. FNIC is licensed as an admitted carrier in Alabama, Louisiana, Georgia, and Texas and underwrites commercial general liability insurance in those states, homeowners insurance in Louisiana and personal automobile insurance in Georgia and Texas. During 2014, 91.4%, 3.3%, 3.3% and 2.0% of the premiums it underwrote were for homeowners, commercial general liability, personal automobile, and federal flood insurance, respectively. The homeowners policyholders of FNIC are disbursed throughout Florida, and substantially all of them are located in Florida. FNIC is not currently rated by A.M. Best. As of December 31, 2014, Federated had total assets of $503.6 million, total policy reserves of $278.1 million, total equity of $192.6 million, LTM total revenue of $200.7 million, and LTM net income of $37.2 million.

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First Acceptance Corporation (NYSE: FAC) — Nashville, Tennessee

First Acceptance Corporation (“First Acceptance”) is a retailer, servicer, and underwriter of non-standard personal automobile insurance based in Nashville, Tennessee. First Acceptance currently writes non-standard personal automobile insurance in 12 states and is licensed as an insurer in 13 additional states. First Acceptance owns and operates three insurance company subsidiaries: First Acceptance Insurance Company, Inc., First Acceptance Insurance Company of Georgia, Inc., and First Acceptance Insurance Company of Tennessee, Inc. Non-standard personal automobile insurance is made available to individuals who are categorized as “non-standard” because of their inability or unwillingness to obtain standard insurance coverage due to various factors, including payment history, payment preference, failure in the past to maintain continuous insurance coverage, driving record and/or vehicle type, and in most instances who are required by law to buy a minimum amount of automobile insurance. First Acceptance is a vertically integrated business and believes that its business model allows it to identify and satisfy the needs of its target customers and eliminates many of the inefficiencies associated with a non-integrated automobile insurance model. First Acceptance operates over 350 retail locations, staffed with employee-agents. The employee-agents primarily sell non-standard personal automobile insurance products underwritten by First Acceptance as well as certain commissionable ancillary products. In most states, First Acceptance’s employee-agents also sell a complementary insurance product providing personal property and liability coverage for renters underwritten by us. In addition to its retail locations, First Acceptance is able to complete the entire sales process over the telephone via its call center or through the internet via its consumer-based website or mobile platform. The principal operating subsidiaries of First Acceptance carry current financial strength ratings from A.M. Best of B (Fair) with a stable outlook. As of December 31, 2014, First Acceptance had total assets of $328.6 million, total policy reserves of $164.6 million, total equity of $107.0 million, LTM total revenue of $263.2 million, and LTM net income of $28.1 million.

Hallmark Financial Services, Inc. (NASDAQ: HALL) — Fort Worth, Texas

Hallmark Financial Services, Inc. (“Hallmark”) is a diversified property and casualty insurance group that serves businesses and individuals in specialty and niche markets. Hallmark offers standard commercial insurance, specialty commercial insurance, and personal insurance in selected market subcategories that are characteristically low-severity and predominately short-tailed risks. Hallmark markets, distributes, underwrites and services property and casualty insurance products primarily through five business units, each of which has a specific focus. The standard commercial P&C business unit primarily handles standard commercial insurance and occupational accident insurance. The workers compensation business unit specializes in small and middle-market workers compensation business. The excess and surplus commercial business unit handles primarily commercial insurance products and services in the excess and surplus lines market. The select business unit offers (i) general aviation insurance products and services, (ii) low and middle market commercial umbrella and excess liability insurance, (iii) medical professional liability insurance products and services, and (iv) satellite launch insurance products. The personal lines business unit focuses on non-standard personal automobile insurance and complementary personal insurance products and services. Hallmark’s business is geographically concentrated in the South Central and Northwest regions of the United States,

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except for its general aviation business which is written on a national basis. Hallmark’s insurance subsidiaries carry current financial strength ratings of A- (Excellent) with a negative outlook. As of December 31, 2014, Hallmark had total assets of $980.9 million, total policy reserves of $612.0 million, total equity of $252.0 million, LTM total revenue of $337.4 million, and LTM net income of $13.4 million.

Kingstone Companies, Inc. (NASDAQ: KINS) — Kingston, New York

Kingstone Companies, Inc. (“Kingstone”) offers property and casualty insurance products to small businesses and individuals in the State of New York through its wholly owned subsidiary, Kingstone Insurance Company (“KICO”). KICO is a licensed property and casualty insurance company in New York. KICO also has obtained a license to write property and casualty insurance in Pennsylvania; however, KICO has only nominally commenced writing business in Pennsylvania. Payments, Inc., another subsidiary, is a licensed premium finance company in the New York and receives fees for placing contracts with a third-party licensed premium finance company. Kingstone is a multi-line regional property and casualty insurance company writing business exclusively through independent retail and wholesale agents and brokers. Kingstone’s largest line of business is personal lines, consisting of homeowners, dwelling fire, 3-4 family dwelling package, condominium, renters, mechanical breakdown, service line, and personal umbrella policies. Commercial liability is another product line through the offering of business owners’ policies that consist primarily of small business retail risks without a residential exposure. Commercial automobile represents a third product line as Kingstone provides physical damage and liability coverage for light vehicles owned by small contractors and artisans. Personal lines, commercial liability, and commercial automobile policies accounted for 74.5%, 14.4%, and 4.0% of gross written premiums for the year ended December 31, 2014. Kingstone also writes for-hire vehicle physical damage only policies for livery and car service vehicles and taxicabs as well as canine legal liability policies. These other product lines accounted for 6.9% of gross written premiums in the year ended December 31, 2014. Kingstone’s financial strength rating from A.M. Best is B+ (Good) with a positive outlook. As of December 31, 2014, Kingstone had total assets of $135.0 million, total policy reserves of $81.4 million, total equity of $40.5 million, LTM total revenue of $50.1 million, and LTM net income of $5.3 million.

National Interstate Corporation (NASDAQ: NATL) — Richfield, Ohio

National Interstate Corporation (“National Interstate”) and its subsidiaries operate as an insurance holding company group that underwrites and sells traditional and alternative property and casualty insurance products primarily to the passenger transportation, trucking and moving and storage industries, general commercial insurance to small businesses in Hawaii and Alaska, and personal insurance to owners of recreational vehicles throughout the United States. National Interstate has five property and casualty insurance subsidiaries: National Interstate Insurance Company, Vanliner Insurance Company, National Interstate Insurance Company of Hawaii, Inc., Triumphe Casualty Company, and Hudson Indemnity, Ltd. National Interstate pursues a niche orientation and a focus on the transportation industry, and believes that it is one of the largest writers of insurance for the passenger transportation and moving and storage industries in the United States. In the transportation component, it underwrites commercial auto liability, general

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liability, physical damage, workers compensation, and motor truck cargo and related coverages for truck and passenger operators. National Interstate targets niche markets that typically possess what it views as barriers to entry, such as being too small, too remote or too difficult to attract or sustain most competitors. Examples of products that it writes for these markets include captive programs for transportation companies that it refers to as alternative risk transfer (“ART”) programs (54.3% of 2014 gross premiums written), property and casualty insurance for transportation companies (35.6%), specialty personal lines, primarily recreational vehicle (5.2%) and transportation and general commercial insurance in Hawaii and Alaska (3.1%). Insurance products are marketed through multiple distribution channels including independent agents and brokers, program administrators, affiliated agencies, and agent internet initiatives. Approximately 15.1% of the Company’s premiums are written in the state of California, and an additional 37.4%, collectively, in the states of Texas, New York, Florida, North Carolina, New Jersey, Pennsylvania, Missouri, and Tennessee. The A.M. Best financial strength rating for National Interstate is A (Excellent) with a positive outlook. As of December 31, 2014, National Interstate had total assets of $1.8 billion, total policy reserves of $1.2 billion, total equity of $362.1 million, LTM total revenue of $596.5 million, and LTM net income of $11.0 million.

National Security Group, Inc. (NASDAQ: NSEC) — Elba, Alabama

National Security Group, Inc. (“National Security”) is an insurance holding company that, through its property and casualty subsidiaries, primarily writes personal lines coverage including dwelling fire and windstorm, homeowners, and mobile homeowners lines of insurance in ten states. Through its life insurance subsidiary, National Security offers a basic line of life and health and accident insurance products in six states. Property and casualty insurance is the most significant segment accounting for 89% of total premium revenues in 2013 and is conducted through National Security Fire & Casualty Company (“NSFC”) and Omega One Insurance Company (“Omega”). NSFC is licensed to write insurance in the states of Alabama, Arkansas, Florida, Georgia, Kentucky, Mississippi, Oklahoma, South Carolina, Tennessee and West Virginia. Omega is licensed to write insurance in Alabama and Louisiana. Another subsidiary, National Security Insurance Company, conducts the life insurance business. Dwelling fire and homeowners, collectively referred to as the dwelling property line of business, is the largest segment of property and casualty operations composing 96% of total property and casualty premium revenue. National Security focuses on providing niche insurance products within the markets it serves. National Security ranks in the top twenty dwelling property insurance carriers in its two largest states, Alabama and Mississippi. However, due to the large concentration of business among the top five carriers, its total combined market share in these two states is less than 2%. NSFC and Omega products are marketed through a network of independent agents and brokers, who are independent contractors and generally maintain relationships with one or more competing insurance companies. National Security’s property and casualty companies currently carry an A.M. Best group financial strength rating of B++ (Good) with a stable outlook. As of December 31, 2014, National Security had total assets of $144.9 million, total policy reserves of $74.1 million, total equity of $42.8 million, LTM total revenue of $64.3 million, and LTM net income of $7.6 million.

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Safety Insurance Group (NASDAQ: SAFT) — Boston, Massachusetts

Safety Insurance Group (“Safety”) is a leading provider of private passenger automobile insurance in Massachusetts. In addition to private passenger automobile insurance (which represented approximately 62% of direct written premiums in 2014), Safety offers a portfolio of property and casualty insurance products, including commercial automobile, homeowners, dwelling fire, umbrella, and business owner policies. Operating exclusively in Massachusetts and New Hampshire through its insurance company subsidiaries, Safety Insurance Company (“Safety Insurance”), Safety Indemnity Insurance Company (“Safety Indemnity”) and Safety Property and Casualty Insurance Company (“Safety P&C”), Safety has established relationships with independent insurance agents, who numbered 930 in 1,076 locations throughout Massachusetts and New Hampshire during 2014, and has used these relationships and its knowledge of the Massachusetts market to become the third largest private passenger automobile carrier, capturing an approximate 10.7% share of the Massachusetts private passenger automobile insurance market, and the second largest commercial automobile carrier, with an 13.5% share of the Massachusetts commercial automobile insurance market in 2014. Historically, Safety had focused on underwriting private passenger automobile insurance. In 1989, it formed Safety Indemnity to offer commercial automobile insurance at preferred rates. Since 1997, Safety has have expanded the breadth of its product line in order for agents to address a greater portion of their clients’ insurance needs by selling multiple products. Homeowners, business owners’ policies, personal umbrella, dwelling fire and commercial umbrella insurance are written by Safety Insurance at standard rates, and written by Safety Indemnity at preferred rates. In December 2006, Safety P&C was formed to offer homeowners and commercial automobile insurance at ultra preferred rates. A.M. Best currently assigns Safety Insurance a financial strength rating of A (Excellent) with a stable outlook. As of December 31, 2014, Safety total assets of $1.7 billion, total policy reserves of $872.4 million, total equity of $708.3 million, LTM total revenue of $778.8 million, and LTM net income of $59.4 million.

Unico American Corporation (NASDAQ: UNAM) — Woodland Hills, California

Unico American Corporation (“Unico”) is an insurance holding company that underwrites property and casualty insurance through its insurance company subsidiary; provides property, casualty, and health insurance through its agency subsidiaries; and provides insurance premium financing and membership association services through its other subsidiaries. The insurance company operation is conducted through Crusader Insurance Company (“Crusader”), which is a multiple line property and casualty insurance company that began transacting business on January 1, 1985. Since 2004, all Crusader business has been written in the state of California. During the year ended December 31, 2014, approximately 98% of Crusader’s business was commercial multiple peril policies. Commercial multiple peril policies provide a combination of property and liability coverage for businesses. Commercial property coverage insures against loss or damage to buildings, inventory and equipment from natural disasters, including hurricanes, windstorms, hail, water, explosions, severe winter weather, and other events such as theft and vandalism, fires, storms, and financial loss due to business interruption resulting from covered property damage. However, Crusader does not write earthquake coverage. In addition to commercial multiple peril policies, Crusader also writes separate policies to insure

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commercial property and commercial liability risks on a mono-line basis. Crusader is domiciled in California and is licensed as an admitted insurance carrier in the states of Arizona, California, Nevada, Oregon, and Washington. Unico sells its insurance policies through Unifax Insurance Systems, Inc., Crusader’s sister corporation and exclusive general agent. All policies are produced by a network of brokers and retail agents. During 2014, Crusader continued to introduce new products as well as product changes such as revised rates, eligibility guidelines, rules and coverage forms. In order to improve service, the Company is currently customizing and configuring a new policy administration system that is primarily focused upon transacting business through the internet, as well as providing more options to make the brokers’ and agents’ time more efficient. In November 2014, A.M. Best affirmed the financial strength rating of A- (Excellent) for Crusader with a stable outlook. As of December 31, 2014, Unico had total assets of $136.0 million, total policy reserves of $61.0 million, total equity of $71.8 million, LTM total revenue of $30.5 million, and LTM net income of $846,000.

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Recent Financial Comparisons

Table 5 summarizes certain key financial comparisons between ARI and the Comparative Group. Financial data for the Company, the Comparative Group, and the Public P&C Insurance Group are shown as of or for the LTM ended December 31, 2014. The Public P&C Insurance Group includes all the companies presented in Exhibit IV.

The Company’s total assets of $127.9 million measured below the Comparative Group median and mean of $503.6 million and $778.3 million, respectively. There are four companies in the Comparative Group with total assets less than $150 million. Overall, the Comparative Group includes six companies with total assets less than $500 million, two companies with assets between $500 million and $1 billion, and five companies with assets between $1 billion and $2 billion. The median asset size of the Public P&C Insurance Group was $3.9 billion based on financial data as of December 31, 2014.

The P&C insurance industry is a highly competitive business in the areas of price, coverage, and service. The P&C industry includes insurers ranging from large companies offering a wide variety of products worldwide to smaller, specialized companies in a single state or region offering only a single product. Smaller insurance companies may find themselves competing with many insurance companies of substantially greater financial resources, more advanced technology, larger volumes of business, more diversified insurance coverage, broader ranges of projects, and higher ratings. Competition centers not only on the sale of products to customers, but also on the recruitment and retention of qualified agents and producers. Large national insurers may have certain competitive advantages over smaller regional companies, including increased name recognition, increased loyalty of their customer base, greater efficiencies and economies of scale and reduced policy acquisition costs.

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ARI’s ratio of total policy reserves to total equity measured 2.86x, evidencing both its weakening capital position and expanded utilization of underwriting leverage. The Comparative Group median and mean ratios of policy reserves to equity were 1.54x and 1.68x, respectively. Among the Comparative Group, Hallmark and National Interstate displayed ratios in range of ARI’s ratio at 2.43x and 3.30x, respectively. Correspondingly, Hallmark and National Interstate also exhibited relatively low equity capital ratios at 25.70% and 20.63% of total assets, respectively, similar to ARI’s equity capital ratio of 19.54%. Overall, the Company’s capital ratios were lower than those of the Comparative Group and those of the Public P&C Insurance Group aggregate. As of December 31, 2014, the Comparative Group median and mean ratios of equity to assets were 33.57% and 36.50%, respectively, while the Public P&C Insurance Group median and mean equity capital ratios were slightly lower at 30.17% and 30.48%, respectively.

The Company’s ratio of cash and investments to total assets was 50.9% as of December 31, 2014, and was positioned below the Comparative Group median and mean ratios of 72.7% and 72.5%, respectively. ARI’s lower concentration of invested assets reflects comparatively higher levels of receivables in the form of reinsurance receivables and premium receivables. After a period of stagnant growth, ARI’s premium income levels and reinsurance activity have surged in the past two years, leading to the current balance sheet expansion of receivables. The Company’s total assets increased by 14.0% over the LTM period ended December, 31, 2014, whereas the Comparative Group reflected median and mean asset growth rates of 8.1% and 30.4% for the corresponding period. Most members of the Comparative Group experienced moderate asset growth over the past year, while a few reported significant asset increases either due to a stock offering (1347 Property) or to substantial increases in total revenue and net income (Atlas, Federated, and Kingstone).

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Table 5

Comparative Financial Condition Data

ARI and the Comparative Group

As of or for the Last Twelve Months Ended December 31, 2014

	Total Assets ($Mil.)	Total Policy Resrvs. ($Mil.)	Total Equity ($Mil.)	LTM Asset Growth (%)	Policy Resrvs./ Equity (x)	Cash & Invest./ Assets (%)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)
ARI Mutual Insurance Company	127.9	71.5	25.0	14.04	2.86	50.93	19.54	19.54

Comparative Group Median	503.6	278.1	192.6	8.12	1.54	72.69	33.57	33.53
Comparative Group Mean	778.3	454.6	250.4	30.38	1.68	72.45	36.50	35.86

Public P&C Insurance Group Median	3,856.7	2,404.1	872.9	6.18	1.83	73.65	30.17	28.70
Public P&C Insurance Group Mean	34,398.8	15,556.4	10,447.1	16.40	2.25	71.15	30.48	29.11

Comparative Group
1347 Property Insurance Holdings	74.2	18.9	49.9	220.28	0.38	89.38	67.24	67.24
Atlas Financial Holdings, Inc.	283.9	161.4	109.4	29.48	1.48	63.40	38.53	38.37
Baldwin & Lyons, Inc.	1,144.2	541.1	399.5	6.71	1.35	66.66	34.91	34.73
Donegal Group Inc.	1,458.7	946.9	416.1	5.29	2.28	59.54	28.53	28.20
EMC Insurance Group Inc.	1,497.8	903.6	502.9	8.97	1.80	92.43	33.57	33.53
Federated National Holding Co.	503.6	278.1	192.6	59.00	1.44	73.65	38.24	38.24
First Acceptance Corporation	328.6	164.6	107.0	20.05	1.54	72.69	32.55	31.55
Hallmark Financial Services, Inc.	980.9	612.0	252.0	7.90	2.43	66.28	25.70	20.67
Kingstone Companies, Inc.	135.0	81.4	40.5	15.59	2.01	54.95	30.00	28.82
National Interstate Corporation	1,754.7	1,194.3	362.1	8.06	3.30	66.13	20.63	20.28
National Security Group, Inc.	144.9	74.1	42.8	8.12	1.73	80.06	29.52	29.52
Safety Insurance Group, Inc.	1,675.7	872.4	708.3	3.09	1.23	77.50	42.27	42.27
Unico American Corporation	136.0	61.0	71.8	2.38	0.85	79.20	52.77	52.77

Source: ARI; SNL Financial.

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Table 6 compares ARI with the Comparative Group and Public P&C Insurance Group based on selected measures of profitability. The Company’s return on average assets (“ROA”) and return on average equity (“ROE”) were negative and below the Comparative Group ratios.

Table 6

Comparative Operating Performance Data

ARI and the Comparative Group

For the Last Twelve Months Ended December 31, 2014

	Total Revenue ($Mil.)	LTM Net Prem. Written/ Avg.Eq. (x)	LTM Loss Ratio (%)	LTM Exp. Ratio (%)	LTM Comb. Ratio (%)	LTM Pre- tax Inc./ Total Revenue (%)	LTM ROA (x)	LTM ROE (x)
ARI Mutual Insurance Company	40.3	1.32	93.9	24.5	118.4	(12.72)	(7.11)	(29.37)

Comparative Group Median	263.2	1.21	62.3	30.6	93.0	10.70	3.60	8.42
Comparative Group Mean	301.2	1.24	59.9	30.8	90.7	11.68	4.10	12.17

Public P&C Insurance Group Median	1,023.5	1.12	64.3	31.3	94.0	12.45	2.87	9.68
Public P&C Insurance Group Mean	8,914.1	1.16	60.4	31.0	91.9	13.41	2.90	12.51

Comparative Group
1347 Property Insurance Holdings	19.0	0.64	19.6	52.1	71.7	30.21	6.33	9.50
Atlas Financial Holdings, Inc.	101.6	1.27	62.3	28.4	90.7	11.74	7.00	20.26
Baldwin & Lyons, Inc.	292.0	0.66	61.0	32.0	93.0	15.20	2.68	7.52
Donegal Group Inc.	586.5	1.42	69.8	31.9	101.7	2.78	1.01	3.57
EMC Insurance Group Inc.	594.5	1.15	71.3	30.6	101.9	6.88	2.07	6.22
Federated National Holding Co.	200.7	1.21	47.4	36.5	83.9	28.55	9.05	25.73
First Acceptance Corporation	263.2	2.70	73.9	22.7	96.6	3.69	9.35	32.97
Hallmark Financial Services, Inc.	337.4	1.32	65.4	30.5	95.9	5.57	1.39	5.48
Kingstone Companies, Inc.	50.1	1.15	52.2	24.9	77.1	15.73	4.18	14.11
National Interstate Corporation	596.5	1.61	83.8	20.1	103.9	1.97	0.65	3.09
National Security Group, Inc.	64.3	1.54	50.7	36.7	87.4	14.58	5.38	20.09
Safety Insurance Group, Inc.	778.8	1.04	66.5	30.6	97.1	10.70	3.60	8.42
Unico American Corporation	30.5	0.39	55.0	23.0	78.0	4.26	0.63	1.18

Source: ARI; SNL Financial.

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The Company’s ROA for the LTM period ended December 31, 2014 was -7.11% and trailed the Comparative Group median and mean ROA results of 3.60% and 4.10%, respectively. The Public P&C Insurance Group reported median and mean LTM ROA results of 2.87% and 2.90%, respectively. ARI’s ROE for the recent LTM period was -29.37% and lagged the Comparative Group median and mean ROE results of 8.42% and 12.17%, respectively. ARI’s lack of profitability reflects its continuing trend of significant underwriting losses along with an absence of sufficient investment income or revenue from ancillary business operations to offset this deficit.

All of the Comparative Group companies reported positive earnings, led by First Acceptance, Federated, and Atlas with ROA results of 9.35%, 9.05%, and 7.00%, respectively. The lower performers in the Comparative Group based on profitability included Hallmark, Donegal, National Interstate, and Unico with ROA results of 1.39%, 1.01%, 0.65%, and 0.63%, respectively.

ARI’s profitability was impacted by its relatively high combined ratio. The Company’s combined ratio of 118.4% reflected its significant underwriting loss for the LTM period. The Comparative Group reported median and mean combined ratios of 93.0% and 90.7%, respectively. ARI’s high combined ratio was attributable to its comparatively higher loss ratio. ARI’s loss ratio measured 93.9% for the LTM period ended December 31, 2014, and surpassed the Comparative Group median and mean expense ratios of 62.3% and 59.9%, respectively. Among the Comparative Group members reporting relevant data, National Interstate reported the highest loss ratio at 83.8%. Conversely, the Company’s expense ratio compared favorably as its ratio of 24.5% for the LTM period was below the median and mean expense ratios of 30.6% and 30.8%, respectively, for the Comparative Group. Increasing the Company’s book of business

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and premium volume on its existing platform has been a strategic goal of ARI as it seeks to capitalize on business opportunities presented by the hard market in the New Jersey commercial auto insurance sector. The Company’s ratio of net premiums written to average equity measured 1.32x and similar to the Comparative Group’s median and mean ratios of 1.21x and 1.24x, respectively. ARI’s underwriting leverage has expanded in recent years due to a combination of increased premium revenue over a declining equity base. Concurrently, the Company’s underwriting leverage exposure has been managed and limited by increases in the level of ceded premiums.

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IV.    MARKET VALUE ADJUSTMENTS

General Overview

This concluding chapter of the Appraisal identifies certain adjustments to ARI’s estimated pro forma market value relative to the Comparative Group. The adjustments discussed in this chapter are made from the viewpoints of potential investors, which would include policyholders and other eligible individuals with subscription rights and unrelated parties who might purchase stock in a community offering. It is assumed that these potential investors are aware of all relevant and necessary facts as they would pertain to the value of the Company relative to other publicly traded insurance companies and relative to alternative investments.

Our appraised value is predicated on a continuation of the current operating environment for ARI and insurance companies in general. Changes in the Company’s operating performance along with changes in the regional and national economies, the stock market, interest rates, the regulatory environment, and other external factors may occur from time to time, often with great unpredictability, which could impact materially the pro forma market value of the Company or the trading market values of insurance company stocks in general. Therefore, the Valuation Range provided herein is subject to a more current re-evaluation prior to the actual completion of the Conversion.

In addition to the comparative operating fundamentals discussed in prior chapters, it is important to address additional market value adjustments based on certain financial and other criteria, which include, among other factors:

(1)	Earnings Prospects

(2)	Management

(3)	Liquidity of the Issue

(4)	Subscription Interest

FELDMAN FINANCIAL ADVISORS, INC.

(5)	Stock Market Conditions

(6)	New Issue Discount

Earnings Prospects

Earnings prospects are dependent upon the ability to grow revenue and control expenses and the effectiveness of managing the combined ratio (ratio of loss and operating expenses to net premiums earned). ARI’s revenue is generated primarily from net premiums earned, net investment income, and net realized investments gains or losses. The Company’s expenses mainly comprise losses and loss adjustment expenses, policy acquisition costs, and other general and administrative expenses. The Company’s revenue growth is affected by various factors, including competitive pricing, producer relationships, product strategy, business development, customer service and client retention, reinsurance arrangements, and investment performance. The Company’s operating efficiency affects the degree to which it can profitably leverage its distribution system and cost infrastructure. Many of the earnings challenges faced by the Company are systemic to smaller insurers that lack economies of scale, diverse distribution channels, geographic diversity, or enhanced technological resources.

While ARI has experienced substantial premium growth over the past two years, its operating deficit spiraled even lower as underwriting losses continued to escalate due to adverse loss reserve development and an increase in physical damage losses. The Company believes that its lack of an “A-” or better A.M. Best rating places it at a competitive disadvantage and impedes its ability to effectively write higher tiered classes of business and preferred accounts. The recent downgrade of ARI’s rating from “B++” to “B+” may further hinder the Company’s expansion goals for achieving revenue growth and restoring profitability. Additionally, the Company’s deteriorating capital position has led it to expand its reinsurance coverage, which places additional pressure on increasing the level of net premiums earned. Finally, because of its

FELDMAN FINANCIAL ADVISORS, INC.

leveraged capital position and risk profile, ARI has deliberately adopted a conservative investment portfolio strategy, which has resulted in average investment yields lagging industry benchmarks.

The uncertainties surrounding the ultimate success of the Company’s recent strategic initiatives to increase revenue and earnings place the Company at a disadvantage with regard to the Comparative Group, which overall is reporting positive and substantially higher levels of profitability. We therefore believe that, given the Company’s recent earnings trends and the restrained ability to generate substantial improvements in its profitability over the near term, a downward adjustment is warranted for the Company’s earnings prospects with respect to the Comparative Group.

Management

Management’s principal challenges are to implement strategic objectives, generate revenue growth, control operating costs, and monitor asset quality and underwriting risks while the Company competes in the highly competitive P&C insurance industry. The challenges facing the Company in attempting to generate improvements in profitability and enhance its competitiveness are paramount because of the inherent competitive disadvantages faced by smaller insurers in general and specifically, with respect to ARI, companies that have a recent operating history of capital erosion and negative earnings.

We believe that investors will take into account that ARI is professionally managed by a team of experienced insurance executives that has focused on the Company’s niche market and emphasized its historical operating strengths in attempting to grow revenues and improve profitability. We also note that investors will likely rely upon top-line premium growth and

FELDMAN FINANCIAL ADVISORS, INC.

bottom-line earnings results as the means of evaluating the future performance of management. Based on these considerations, we believe no adjustment is warranted based on management.

Liquidity of the Issue

All of the 13 members of the Comparative Group are traded on major stock exchanges. Twelve are listed on the NASDAQ Global Market and one (First Acceptance) is traded on the New York Stock Exchange. As of March 31, 2015, the market capitalizations of the Comparative Group reflected a median of $205.8 million and ranged from $35.4 million for National Security Group to $896.9 million for Safety Insurance Group. Included among the Comparative Group were four companies with a current market capitalization under $60 million. In contrast, the median market capitalization for the Public P&C Insurance Group was $1.1 billion as of March 31, 2015.

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of a sufficient number of willing buyers and sellers at any given time and the existence of market makers to facilitate stock trade transactions. Given the estimated range of the Company’s pro forma market value and the presence of other small insurance companies in the Comparative Group that are publicly traded and also operate in the P&C insurance sector, we believe that it is reasonable to believe that an established and liquid market for the Company’s stock could develop, assuming that it continually met listing requirements. However, simultaneously, we also recognize that companies with lower levels of market capitalization also tend to experience restrained trading volumes and frequent price volatility due to limited shares outstanding and other factors. Therefore, we believe that at the present time a slight downward adjustment is necessary to address these collective factors.

FELDMAN FINANCIAL ADVISORS, INC.

Subscription Interest

While mutual-to-stock conversions are commonplace in the savings institution industry, such conversions and demutualizations are less common in the insurance industry. In recent years, IPOs of savings institution stocks have attracted a great deal of investor interest and this speculative fervor continued through 2013 and 2014. In contrast, since 2000 there have only been a handful of insurance company demutualization transactions utilizing a subscription rights offering (including stand-alone company transactions or sponsor-affiliation transactions). In connection with the Conversion, policyholders and non-employee Board directors of ARI will be offered preferential subscription rights to purchase common stock of AmTrust. At the present time, we are not aware of any particular marketing factors or transaction circumstances that would suggest either an overwhelming or suppressed level of interest in purchasing shares in the Conversion. Therefore, absent actual results from the subscription phase of the Offering, we do not believe that any adjustment is necessary at this juncture.

Stock Market Conditions

Table 7 summarizes the recent performance of various insurance stock indexes maintained by SNL Financial, along with selected other industry and broader market indexes. The SNL Insurance Index of all publicly traded insurance companies increased 17.3% in the past year through March 31, 2015. The SNL Insurance Index outperformed the broader markets indexes as reflected by the Dow Jones Industrials Average (“DJIA”) increasing 8.9% and the Standard & Poor’s (“S&P”) 500 advancing 10.4%. Over the past three years ended March 31, 2015, the SNL Insurance Index was up 72.4%, while the DJIA had increased 34.5% and the S&P 500 advanced 46.8%. The SNL P&C Index and the S&P 500 P&C Index also outperformed the broader indexes, increasing by 60.4% and 72.2%, respectively, over the prior three-year period.

FELDMAN FINANCIAL ADVISORS, INC.

Table 7

Selected Stock Market Index Performance

For the Period Ended March 31, 2015

		Percent Change (%)
	Index Value	Year- to-Date	One Year	Three Years
SNL Insurance Indexes
SNL U.S. Insurance	731.61	2.92	17.25	72.35
SNL U.S. Insurance Underwriter	722.45	3.13	17.79	72.76
SNL U.S. Insurance Broker	1,138.45	(0.01)	9.99	67.06
S&P 500 Insurance	300.59	(2.10)	7.32	59.53
NASDAQ Insurance	6,784.76	(0.02)	9.47	54.07
S&P 500 Insurance Brokers	468.71	(0.44)	13.89	82.58
S&P 500 Multi-line Insurance	100.47	(2.62)	3.00	55.93

SNL Sector Indexes
SNL U.S. Insurance Property & Casualty	694.45	(0.57)	13.48	60.41
SNL U.S. Insurance Multi-line	166.95	(1.89)	16.78	96.15
SNL U.S. Insurance Life & Health	789.46	(3.50)	(0.23)	50.87
SNL U.S. Reinsurance	923.27	3.15	12.18	61.37
SNL U.S. Managed Care	1,954.45	20.32	50.26	110.55
SNL U.S. Title Insurer	1,477.13	6.46	31.35	128.03
SNL U.S. Mortgage & Financial Guaranty	77.38	(1.01)	(3.89)	69.29
S&P 500 Property & Casualty	381.91	0.26	18.23	72.19
S&P 500 Life & Health	321.33	(4.43)	(0.57)	42.76

SNL Asset Size Indexes
SNL U.S. Insurance < $250M	663.39	2.37	(22.44)	32.64
SNL U.S. Insurance $250M-$500M	706.78	(0.16)	(4.17)	70.06
SNL U.S. Insurance $500M-$1B	766.47	2.16	24.60	130.48
SNL U.S. Insurance $1B-$2.5B	1,524.12	(1.58)	10.70	27.87
SNL U.S. Insurance $2.5B-$10B	972.95	8.42	30.42	79.64
SNL U.S. Insurance > $10B	683.39	2.86	17.17	72.67
SNL U.S. Insurance > $1B	750.95	3.14	17.81	72.65
SNL U.S. Insurance < $1B	936.37	1.42	11.82	118.66

SNL Market Cap Indexes
SNL Micro Cap U.S. Insurance	314.79	(10.24)	(2.61)	60.53
SNL Small Cap U.S. Insurance	822.37	0.85	9.43	58.62
SNL Mid Cap U.S. Insurance	559.83	1.22	17.07	71.25
SNL Large Cap U.S. Insurance	667.17	3.43	18.30	74.15

Broad Market Indexes
Dow Jones Industrials Average	17,776.12	(0.26)	8.01	34.54
S&P 500	2,067.89	0.44	10.44	46.82
S&P Mid-Cap	1,524.03	4.93	10.56	53.28
S&P Small-Cap	720.20	3.62	7.31	55.40
S&P 500 Financials	324.95	(2.51)	7.93	52.67
NASDAQ	4,900.89	3.48	16.72	58.52
NASDAQ Financials	3,186.86	1.43	3.46	43.91

Source: MSCI; SNL Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Financial stocks have performed well in the economic recovery and insurance stocks have participated fully in this sustained market rally. Notably, as shown in Table 7, smaller insurance companies did not experience the robust stock price gains over the prior one-year period as their larger counterparts. Strengthening fundamentals in the insurance industry have included fortified capital positions, improved product pricing, and increased demand for products as consumers and businesses accumulate additional cash flow in the rebounding economy. Insurance industry earnings have been challenged by the low interest rate environment, which has restrained the growth of investment income. Additionally, pricing on policies has been decelerating, particularly for commercial lines of insurance. The expansion of regulatory reform from the banking industry to other financial services industries, such as insurance companies and asset managers has led to increased costs for compliance, controls, and regulatory systems.

While P&C insurers historically have been very volatile due to cyclical market conditions and catastrophic losses, the stock performance of these issues has evidenced lesser volatility. The industry’s improved capital position provides a solid buffer against catastrophic losses. The valuation support for many P&C companies will focus on incremental additions to book value from stable earnings and capital deployment strategies such as leverage, mergers, dividend payments, and share repurchases to provide price momentum going forward. Viewing the broader trends, the overall health of the industry, which endured significant pricing pressure and reduced exposure since the latest recession, has recently improved with the stepped-up macro economy. While encountering short term resistance to premium rate increases, the industry may be poised to experience margin expansion. Although a more competitive pricing environment is expected to impact insurers’ ability to raise premium rates, the overall operating climate is projected to remain stable and therefore we believe no specific adjustment is necessary.

FELDMAN FINANCIAL ADVISORS, INC.

New Issue Discount

A “new issue” discount that reflects investor concerns and investment risks inherent in all IPOs is a factor to be considered for purposes of valuing companies converting from mutual to stock form. The magnitude of the new issue discount typically expands during periods of declining stock prices as investors require larger inducements, and narrows during stronger market conditions. The necessity to build a new issue discount into the stock price of a converting insurance company continues to prevail in recognition of the uncertainty among investors as a result of the lack of a seasoned trading history for the converting company, its operation in an intensely competitive industry, underlying concerns regarding interest rate and economic recovery trends, recent volatility in the stock market, and the ever-changing landscape of competitors and product marketing in the insurance marketplace. We therefore believe that a new issue discount is reasonable and necessary in the pricing of the Company’s pro forma market value.

Adjustments Conclusion

The Company’s pro forma valuation should be discounted relative to the Comparative Group because of earning prospects, liquidity of the issue, and the new issue discount. Individual discounts and premiums are not necessarily additive and may, to some extent, offset or overlay each other. On the whole, we conclude that the Company’s pro forma valuation should be discounted relative to the Comparative Group. It is the role of the appraiser to balance the relative dynamics of price-to-book and price-to-earnings discounts and premiums. We have concluded that a discount of approximately 40% to 50% based on the price-to-book valuation metric is reasonable and appropriate for determining the Company’s pro forma Valuation Range relative to the Comparative Group’s trading ratios.

FELDMAN FINANCIAL ADVISORS, INC.

Valuation Approach

In determining the estimated pro forma market value of the Company, we have employed the comparative market valuation approach and considered the following pricing ratios: price-to-book value per share (“P/B”), price-to-tangible book value per share (“P/TB”), and price-to-earnings per share (“P/E”). Table 8 displays the trading market price valuation ratios of the Comparative Group as of March 31, 2015. Exhibit V displays the pro forma assumptions and calculations utilized in analyzing the Company’s valuation ratios. In reaching our conclusions of the Valuation Range, we evaluated the relationship of the Company’s pro forma valuation ratios relative to the Comparative Group’s market valuation data.

Investors continue to make decisions to buy or sell P&C insurance company stocks based upon consideration of P/E and P/B comparisons. The P/E ratio is an important valuation ratio in the current insurance stock environment. However, ARI’s unprofitable earnings render the comparative P/E approach irrelevant since the Company’s recent results (ROA and ROE) are negative and in a material contrast to the positive earnings reported by the Comparative Group and P&C industry norms. The Company’s negative LTM earnings base yields a non-meaningful (“NM”) P/E ratio that is not applicable for comparative valuation purposes. Thus, the comparative P/B approach takes on significant meaning as a valuation metric.

As of March 31, 2015, the median P/B ratio for the Comparative Group was 96.7% and the mean was 118.5%. In comparison, the Public P&C Insurance Group median and mean P/B ratios were positioned higher at 132.7% and 159.8%, respectively. In consideration of the foregoing analysis along with the additional adjustments discussed in this chapter, we have determined a pro forma midpoint P/B ratio of 54.3% for the Company, which reflects an aggregate midpoint value of $28.0 million based on the assumptions summarized in Exhibit V.

FELDMAN FINANCIAL ADVISORS, INC.

Applying a range of value of 15% above and below the midpoint, the resulting minimum of $23.8 million reflects a P/B ratio of 50.2% and the resulting maximum of $32.2 million reflects a P/B ratio of 57.7%. The Company’s pro forma P/TB ratios are identical to the pro forma P/B ratios. The median P/TB ratio for the Comparative Group was 103.7% and the median was 122.1%.

The Company’s pro forma P/B valuation ratios reflect discounts to the Comparative Group’s median P/B ratio of 96.7%, with discounts measuring 40.3% at ARI’s valuation maximum, 43.8% at the valuation midpoint, and 48.1% at the valuation minimum. The Company’s P/TB valuation ratios reflect discounts to the Comparative Group’s median P/TB ratio of 103.7%, measuring 44.4% at ARI’s valuation maximum, 47.6% at the valuation midpoint, and 51.6% at the valuation minimum. In our opinion, these levels of discounts are appropriate to reflect the differences in operating fundamental discussed in Chapter III and the aforementioned adjustments specified for earnings prospects, the new issue discount, and liquidity of the issue. In addition, we also took into consideration the low returns on equity that would be anticipated by the Company on a pro forma stand-alone basis as its capital levels reach much improved levels ranging from a 31.53% pro forma equity-to-assets ratio at the valuation minimum to 33.40% at the valuation midpoint and 35.16% at the valuation maximum. The Company’s pro forma equity-to-assets ratios would be in a range approximating the Comparative Group’s median of 33.57% and mean of 36.50%. ARI’s ability to deploy the pro forma capital profitably and to generate top-line premium growth and restore positive earnings constitutes a significant operating challenge in the highly competitive P&C insurance marketplace wherein the Company strives to overcome the lack of economies of scale, critical mass, and geographic diversification in its fundamental business model.

FELDMAN FINANCIAL ADVISORS, INC.

The Comparative Group’s median and mean P/E ratios were 11.8x and 19.7x, respectively, as of March 31, 2015. The Public P&C Insurance Group reported median and mean P/E ratios of 12.5x and 16.1x, respectively. As discussed previously, because of ARI’s significant loss for the LTM period, the Company’s pro forma P/E ratios are negative and therefore considered non-meaningful for comparative valuation purposes.

Based on the price-to-assets (“P/A”) measure, the Company’s midpoint valuation of $28.0 million reflects a P/A ratio of 18.12%, ranging from 15.84% at the minimum to 20.29% at the maximum. In contrast, the Comparative Group exhibited median and mean P/A ratios of 31.75% and 43.04%. Reviewing another valuation metric, price-to-total revenue, the Company’s pro forma ratios range from 0.59x at the valuation minimum to 0.79x at the valuation maximum and are positioned at a discount to the Comparative Group median and mean ratios of 1.10x and 1.24x, respectively. These relative discounts are further reflective of the fundamental performance gap currently existing between the Company and the Comparative Group companies along with the additional valuation adjustments discussed previously.

Valuation Conclusion

It is our opinion that, as of March 31, 2015, the aggregate estimated pro forma market value of ARI Mutual Insurance Company was within the Valuation Range of $23,800,000 to $32,200,000 with a midpoint of $28,000,000. The Valuation Range was based upon a 15% decrease from the midpoint to determine the minimum and a 15% increase to establish the maximum. Exhibit V displays the assumptions and calculations utilized in determining the Company’s estimated pro forma market value.

FELDMAN FINANCIAL ADVISORS, INC.

Table 8

Comparative Market Valuation Analysis

ARI Mutual Insurance Company and the Comparative Group

Market Price Data as of March 31, 2015

Company	Closing Stock Price ($)	Total Assets ($Mil.)	Total Market Value ($Mil.)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ LTM EPS (x)	Price/ Oper. EPS (x)	Price/ Total Rev. (x)	Price/ Total Assets (%)	Total Equity/ Assets (%)	Current Div. Yield (%)
ARI Mutual Insurance Company
Pro Forma Minimum	10.00	150.3	23.8	50.2	50.2	NM	NM	0.59	15.84	31.53	0.00
Pro Forma Midpoint	10.00	154.5	28.0	54.3	54.3	NM	NM	0.69	18.12	33.40	0.00
Pro Forma Maximum	10.00	158.7	32.2	57.7	57.7	NM	NM	0.79	20.29	35.16	0.00

Comparative Group Median	NA	503.6	205.8	96.7	103.7	11.8	16.4	1.10	31.75	33.57	1.13
Comparative Group Mean	NA	778.3	296.2	118.5	122.1	19.7	25.3	1.24	43.04	36.50	1.65

Public P&C Insurance Median	NA	3,856.7	1,112.3	132.7	136.6	12.5	14.9	1.15	33.71	30.17	1.65
Public P&C Insurance Mean	NA	34,398.8	12,789.1	159.8	172.2	16.1	18.8	1.39	45.54	30.48	1.62

Comparative Group
1347 Property Insurance Holdings	7.59	74.2	48.3	96.7	96.7	10.7	NA	2.54	65.01	67.24	0.00
Atlas Financial Holdings, Inc.	17.67	283.9	205.8	194.0	195.4	11.3	16.4	2.03	72.48	38.53	0.00
Baldwin & Lyons, Inc.	23.46	1,144.2	352.5	88.0	88.7	11.8	17.5	1.21	30.81	34.91	4.26
Donegal Group Inc.	15.72	1,458.7	444.5	102.1	103.7	29.3	33.4	0.76	30.47	28.53	3.35
EMC Insurance Group Inc.	33.80	1,497.8	460.8	91.2	91.3	15.2	16.7	0.78	30.76	33.57	2.96
Federated National Holding Co.	30.60	503.6	433.2	216.6	216.6	10.2	11.1	2.16	86.01	38.24	0.52
First Acceptance Corporation	2.42	328.6	99.3	92.8	97.2	3.6	NA	0.38	30.21	32.55	0.00
Hallmark Financial Services, Inc.	10.60	980.9	203.8	80.8	107.3	15.4	15.4	0.60	20.78	25.70	0.00
Kingstone Companies, Inc.	7.53	135.0	55.2	135.9	143.8	10.5	11.4	1.10	40.92	30.00	2.66
National Interstate Corporation	28.08	1,754.7	557.1	153.5	156.9	50.1	68.5	0.93	31.75	20.63	1.85
National Security Group, Inc.	14.10	144.9	35.4	82.7	82.7	4.6	4.7	0.55	24.41	29.52	1.13
Safety Insurance Group, Inc.	59.75	1,675.7	896.9	126.6	126.6	15.3	15.3	1.15	53.52	42.27	4.69
Unico American Corporation	10.79	136.0	57.6	80.3	80.3	67.4	67.4	1.89	42.37	52.77	0.00

Source: ARI; SNL Financial; Feldman Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit I

Background of Feldman Financial Advisors, Inc.

Overview of Firm

Feldman Financial Advisors provides consulting and advisory services to financial services companies in the areas of corporate valuations, mergers and acquisitions, strategic planning, branch sales and purchases, developing and implementing regulatory business and capital plans, and expert witness testimony and analysis. Our senior staff members have been involved in the mutual to stock conversion process since 1982 and have valued more than 350 converting institutions.

Feldman Financial Advisors was incorporated in February 1996 by a group of consultants who were previously associated with Credit Suisse First Boston and Kaplan Associates. Each of the officers of Feldman Financial Advisors has over 25 years of experience in consulting to financial institutions and financial services companies. Our senior staff collectively has worked with more than 1,000 commercial banks, savings institutions, mortgage companies, and insurance companies nationwide. The firm’s office is located in Washington, D.C.

Background of Senior Professional Staff

Trent Feldman — President. Trent is a nationally recognized expert in providing strategic advice to and valuing financial service companies, and advising on mergers and acquisitions. Trent was with Kaplan Associates for 14 years and was one of three founding principals at that firm. Trent also has worked at the Federal Home Loan Bank Board and with the California legislature. Trent holds Bachelors and Masters Degrees from the University of California at Los Angeles.

Peter Williams — Principal. Peter specializes in merger and acquisition analysis, stock and other corporate valuations, strategic business plans, and retail delivery analysis. Peter was with Kaplan Associates for 13 years. Peter also worked as a Corporate Development Analyst with the Wilmington Trust Company in Delaware. Peter holds a BA in Economics from Yale University and an MBA in Finance and Investments from George Washington University.

Michael Green — Principal. Mike is an expert in mergers and acquisition analysis, financial institution and corporate valuations, and strategic and business plans. During Mike’s 10 years at Kaplan Associates, his experience also included business restructurings, litigation support, mark-to-market analysis, and goodwill valuations. Mike holds a BA in Finance and Economics from Rutgers College.

II-1

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit II

Statement of Contingent and Limiting Conditions

This Appraisal is made subject to the following general contingent and limiting conditions:

1.	The analyses, opinions, and conclusions presented in this Appraisal apply to this engagement only and may not be used out of the context presented herein. This Appraisal is valid only for the effective date specified herein and only for the purpose specified herein.

2.	Neither all nor any part of the contents of this Appraisal is to be referred to or quoted in any registration statement, prospectus, public filing, loan agreement, or other agreement or document without our prior written approval. In addition, our Appraisal and analysis are not intended for general circulation or publication, nor are they to be reproduced or distributed to other third parties without our prior written consent.

3.	Neither our Appraisal nor our valuation conclusion is to be construed as a fairness opinion as to the fairness of an actual or proposed transaction, a solvency assessment, or an investment recommendation. For various reasons, the price at which the subject interest might be sold in a specific transaction between specific parties on a specific date might be significantly different from the valuation conclusion expressed herein.

4.	Our analysis assumes that as of the effective valuation date, the Company and its assets will continue to operate as a going concern. Furthermore, our analysis is based on the past and present financial condition of the Company and its assets as of the effective valuation date.

5.	We assume no responsibility for legal matters including interpretations of the law, contracts, or title considerations. We assume that the subject assets, properties, or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

6.	We assume that there is full compliance with all applicable federal, state, and local regulations and laws unless the lack of compliance is stated, defined, and considered in the Appraisal.

7.	We do not express an opinion or any other form of assurance on the reasonableness of management’s projections reviewed by us or on the underlying assumptions.

8.	We assume responsible ownership and competent management with respect to the subject assets, properties, or business interests.

9.	The information furnished by others is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

II-2

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit III-1

ARI Mutual Insurance Company

Balance Sheets

As of December 31, 2013 and 2014

(Dollars in Thousands)

	December 31,
	2014	2013
ASSETS
Investments:
Fixed maturities, available for sale at fair value	$53,269	$47,412
Equity securities, available for sale at fair value	4,818	6,545
Short-term investments	1,388	461

Total investments	59,475	54,418

Cash	5,662	7,048
Premiums receivable, net of allowance	17,292	14,351
Deferred policy acquisition cost	4,300	3,397
Deferred tax asset, net	—	3,620
Reinsurance receivables	35,298	22,806
Property, plant, and equipment, net	4,530	5,127
Other assets	1,338	1,381

TOTAL ASSETS	$127,895	$112,148

LIABILITIES AND EQUITY
Unpaid losses and loss adjustment expenses	$71,487	$53,435
Unearned premiums	28,680	22,856
Accrued expenses and other liabilities	2,733	2,748

Total liabilities	102,900	79,039

Retained earnings	25,775	34,108
Accumulated other comprehensive loss	(580)	(999)

Total equity	24,995	33,109

TOTAL LIABILITIES AND EQUITY	$127,895	$112,148

Source: ARI, GAAP financial statements; audited 2014 and unaudited 2013.

III-1

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit III-2

ARI Mutual Insurance Company

Income Statements

For the Years Ended December 31, 2013 and 2014

(Dollars in Thousands)

	Years Ended December 31,
	2014	2013
REVENUES
Premiums earned	$38,371	$30,020
Net investment income	1,814	1,810
Realized investment gains	(145)	1,213
Other income	268	254

Total revenues	40,308	33,297

EXPENSES
Losses and loss adjustment expenses incurred	36,028	24,155
Policy acquisition costs	7,817	5,584
Other operating costs	1,592	3,547

Total expenses	45,437	33,286

Income (loss) before income taxes	(5,129)	11
Income tax expense	3,404	1,038

Net loss	$(8,533)	$(1,027)

Source: ARI, GAAP financial statements, audited 2014 and unaudited 2013.

III-2

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit III-3

ARI Mutual Insurance Company

Investment Securities Portfolio

As of December 31, 2014

(Dollars in Thousands)

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Bonds:
U.S. government and government agencies	$12,347	$183	$(44)	$12,486
Special revenue	13,691	77	(275)	13,493
Industrial and miscellaneous	28,129	84	(923)	27,290

Total bonds	54,167	344	(1,242)	53,269

Stocks:
Preferred stocks	3,700	16	(50)	3,666
Common stocks	1,099	64	(11)	1,152

Total stocks	4,799	80	(61)	4,818

Total investment securities	$58,966	$424	$(1,303)	$58,087

Source: ARI, audited GAAP financial statements.

III-3

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit III-4

ARI Mutual Insurance Company

Statutory Financial Data

As of or For the Years Ended December 31, 2010 to 2014

(Dollars in Thousands)

	As of or For the Years Ended December 31,
	2014	2013	2012	2011	2010
Selected Balance Sheet Data
Total Assets	$89,096	$85,709	$74,375	$71,653	$76,399
Total Cash and Investments	68,684	65,643	57,658	59,518	62,959

Loss Reserves	37,387	27,562	23,140	24,547	25,157
Loss Adjustment Expense Reserves	7,291	5,360	4,675	4,981	5,565
Total Loss and LAE Reserves	44,678	32,921	27,815	29,529	30,721
Unearned Premium Reserve	19,127	19,335	12,974	9,377	8,312
Total Liabilities	69,684	57,101	43,941	41,649	45,154

Capital and Surplus	19,412	28,608	30,434	30,004	31,245

Capital and Surplus / Assets (%)	21.79	33.38	40.92	41.87	40.90
Reserves / Capital and Surplus (%)	230.16	115.08	91.39	98.42	98.32

Selected Income Statement Data
Direct Premiums Written (DPW)	$57,578	$43,830	$27,045	$20,261	$19,607
Net Reinsurance Premiums	(19,415)	(7,449)	(3,981)	(3,111)	(3,253)
Net Premiums Written (NPW)	38,163	36,381	23,064	17,150	16,355
Net Premiums Earned	38,371	30,020	19,466	16,085	19,449
Net Loss and LAE Incurred	36,028	24,155	14,763	15,480	14,077
Net Underwriting Expense Incurred	10,276	9,826	7,100	6,324	6,583
Net Underwriting Gain (Loss)	(7,933)	(3,961)	(2,397)	(5,719)	(1,211)
Net Investment Income	1,120	1,133	1,254	(10,041)	2,342
Net Realized Capital Gains	645	1,529	138	1,022	97
Income Tax Expense (Benefit)	0	0	(2)	0	6
Net Income (Loss)	(5,942)	(1,298)	(510)	(14,684)	1,276

Premiums Written By Major Segment (%)
Commercial — DPW (Liability)	88.97	87.06	87.71	87.20	88.16
Commercial — DPW (Auto Physical Damage)	11.03	12.94	12.29	12.80	11.84

Commercial — NPW (Liability)	87.36	86.00	86.62	85.70	86.62
Commercial — NPW (Auto Physical Damage)	12.64	14.00	13.38	14.30	13.38

Operating Ratios (%)
Growth Rate — DPW	31.37	62.06	33.48	3.33	(27.60)
Growth Rate — NPW	4.90	57.74	34.48	4.86	(28.28)
Loss and LAE Ratio	93.89	80.46	75.84	96.24	72.38
Expense Ratio	26.93	27.01	30.78	36.88	40.25
Combined Ratio	120.82	107.47	106.62	133.11	112.63
Operating Ratio	117.90	103.70	100.18	195.54	100.59
Effective Tax Rate	0.00	0.00	NM	0.00	0.45
Net Yield on Invested Assets	1.67	1.84	2.14	(16.40)	3.51
Return on Average Equity	(24.75)	(4.40)	(1.69)	(47.95)	3.98
Return on Average Assets	(6.80)	(1.62)	(0.70)	(19.84)	1.56

III-4

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit III-4 (continued)

ARI Mutual Insurance Company

Statutory Financial Data

As of or For the Years Ended December 31, 2010 to 2014

(Dollars in Thousands)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Underwriting Revenue
Direct Premiums Written	$57,578	$43,830	$27,045	$20,261	$19,607
Personal P&C Direct Premiums	6,349	5,672	3,323	2,594	2,322
Commercial P&C Direct Premiums	51,229	38,158	23,722	17,667	17,285

Net Reinsurance Premiums	(19,415)	(7,449)	(3,981)	(3,111)	(3,253)
Net Premiums Written	38,163	36,381	23,064	17,150	16,355
Change in Unearned Premiums Reserve	(208)	6,361	3,598	1,065	(3,095)
Net Premiums Earned	38,371	30,020	19,466	16,085	19,449

Underwriting Deductions
Net Losses Paid — Personal	3,891	2,226	2,300	1,452	1,314
Net Losses Paid — Commercial	16,979	13,931	11,569	12,349	14,357
Net Losses Paid	20,870	16,157	13,869	13,800	15,670
Net LAE Paid	3,401	2,892	2,608	2,872	2,794

Change in Loss Reserves — Personal	38	79	2	119	1
Change in Loss Reserves — Commercial	9,787	4,343	(1,409)	(728)	(3,696)
Change in LAE Reserves	1,931	684	(306)	(583)	(691)
Net Change in Loss and LAE Reserves	11,757	5,106	(1,714)	(1,193)	(4,387)

Losses and LAE Incurred	36,028	24,155	14,763	15,480	14,077
Other Underwriting Expense Incurred	10,276	9,826	7,100	6,324	6,583

Net Underwriting Gain (Loss)	(7,933)	(3,961)	(2,397)	(5,719)	(1,211)

Investment Income
Net Investment Income (Loss)	1,120	1,133	1,254	(10,041)	2,342
Net Realized Capital Gains	645	1,529	138	1,022	97

Other Income
Finance Service Charges	184	185	152	168	170
All Other Income	41	(184)	340	(114)	(117)

Net Income
Net Income (Loss) Before Taxes	(5,942)	(1,298)	(512)	(14,684)	1,281
Federal Income Taxes	0	0	(2)	0	6
Net Income (Loss)	(5,942)	(1,298)	(510)	(14,684)	1,276

Change in Capital and Surplus
Capital and Surplus, Beginning of Period	$28,608	$30,434	$30,004	$31,245	$32,890
Net Income	(5,942)	(1,298)	(510)	(14,684)	1,276
Net Unrealized Capital Gains (Losses)	60	(409)	92	12,361	323
Change in Surplus Notes	0	0	0	0	(3,000)
All Other Changes in Surplus	(3,314)	(119)	849	1,082	(244)

Capital and Surplus, End of Period	$19,412	$28,608	$30,434	$30,004	$31,245

III-5

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit III-4 (continued)

ARI Mutual Insurance Company

Statutory Financial Data

As of or For the Years Ended December 31, 2010 to 2014

(Dollars in Thousands)

	For the Years Ended December 31,
	2014	2013	2012	2011	2010
Operating Ratios (%)
Loss Ratio	80.00	68.55	64.01	82.01	61.57
Loss Adjustment Expense Ratio	13.90	11.91	11.82	14.23	10.81
Loss and LAE Ratio	93.89	80.46	75.84	96.24	72.38
Net Commission Ratio	11.33	14.15	14.15	14.61	14.82
Salaries and Benefits Ratio	6.66	5.95	7.79	10.18	13.05
Tax, License and Fees Ratio	3.40	2.42	2.68	3.23	3.32
Admin. and Other Expense Ratio	5.55	4.49	6.18	8.85	9.06
Expense Ratio	26.93	27.01	30.78	36.88	40.25

Combined Ratio	120.82	107.47	106.62	133.11	112.63

Operating Ratio	117.90	103.70	100.18	195.54	100.59

Premium Analysis
Direct Premiums Written (DPW)	$57,578	$43,830	$27,045	$20,261	$19,607
Gross Premiums Written (GPW)	57,759	43,932	27,128	21,831	25,693
Net Premiums Written (NPW)	38,163	36,381	23,064	17,150	16,355
Annual Growth DPW (%)	31.37	62.06	33.48	3.33	(27.60)
Annual Growth GPW (%)	31.47	61.94	24.26	(15.03)	(27.61)
Annual Growth NPW (%)	4.90	57.74	34.48	4.86	(28.28)

DPW by Line of Business (%)
Major Segment — Commercial (est.)	88.97	87.06	87.71	87.20	88.16
Major Segment — Personal (est.)	11.03	12.94	12.29	12.80	11.84

Commercial Auto (est.)	88.07	85.82	86.54	86.37	87.19
Private Auto (est.)	11.03	12.94	12.29	12.80	11.84
Other Liability	0.91	1.24	1.17	0.82	0.96

Loss and LAE Ratio by Line of Business (%)
Major Segment — Commercial (est.)	NA	82.53	70.62	96.02	77.60
Major Segment — Personal (est.)	NA	66.95	108.48	97.53	38.26

Commercial Auto (est.)	NA	80.11	71.45	97.09	71.56
Private Auto (est.)	NA	66.95	109.53	95.76	38.07

Combined Ratio by Line of Business (%)
Major Segment — Commercial (est.)	NA	109.90	101.74	132.93	117.32
Major Segment — Personal (est.)	NA	91.92	137.10	134.23	81.98

Commercial Auto (est.)	NA	107.07	102.15	133.71	110.98
Private Auto (est.)	NA	91.92	138.14	132.46	81.79

Note: Personal/private product line data also includes commercial auto physical damage.

Source: SNL Financial, statutory financial data.

III-6

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit IV-1

Financial Performance Data for Public Property and Casualty Insurance Companies

Company	State	Total Assets ($Mil.)	Total Policy Reserves ($Mil.)	Total Equity ($Mil.)	Policy Resrvs./ Equity (x)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)	LTM Total Revenue ($Mil.)	Net Prem. Written/ Avg.Eq. (x)	LTM Loss Ratio (%)	LTM Exp. Ratio (%)	LTM Comb. Ratio (%)	LTM ROA (%)	LTM ROE (%)
1347 Property Insurance Holdings	FL	74	19	50	0.38	67.24	67.24	19	0.64	19.6	52.1	71.7	6.33	9.50
Alleghany Corporation	NY	23,489	13,431	7,482	1.80	31.85	31.13	5,232	0.62	56.6	32.2	88.8	2.87	9.32
Allstate Corporation	IL	108,533	69,487	22,304	3.12	20.55	19.65	35,239	NA	67.2	26.7	93.9	2.48	12.78
American Financial Group, Inc.	OH	47,535	35,767	5,054	7.08	10.63	10.14	5,713	0.80	64.3	30.2	94.5	0.90	8.07
American International Group, Inc.	NY	515,581	270,615	107,272	2.52	20.81	20.58	64,406	0.36	67.4	34.8	102.2	1.41	7.06
AMERISAFE, Inc.	LA	1,457	905	447	2.02	30.67	30.67	404	0.88	65.2	22.7	87.9	3.78	12.43
AmTrust Financial Services, Inc.	NY	13,847	9,111	2,196	4.15	15.86	11.60	4,192	2.08	66.4	24.3	90.7	3.52	23.44
Atlas Financial Holdings, Inc.	IL	284	161	109	1.48	38.53	38.37	102	1.27	62.3	28.4	90.7	7.00	20.26
Baldwin & Lyons, Inc.	IN	1,144	541	399	1.35	34.91	34.73	292	0.66	61.0	32.0	93.0	2.68	7.52
Berkshire Hathaway Inc.	NE	526,186	96,682	243,027	0.40	46.19	37.84	194,673	0.18	76.6	17.0	93.5	3.99	8.57
Chubb Corporation	NJ	51,286	29,259	16,296	1.80	31.77	31.15	14,056	0.77	56.7	32.0	88.6	4.09	12.86
Cincinnati Financial Corporation	OH	18,753	9,064	6,573	1.38	35.05	35.05	4,945	0.70	65.0	30.6	95.6	2.88	8.33
CNA Financial Corporation	IL	55,566	36,380	12,794	2.84	23.02	22.69	9,692	0.55	64.6	33.1	97.7	1.20	5.38
Donegal Group Inc.	PA	1,459	947	416	2.28	28.53	28.20	587	1.42	69.8	31.9	101.7	1.01	3.57
EMC Insurance Group Inc.	IA	1,498	904	503	1.80	33.57	33.53	594	1.15	71.3	30.6	101.9	2.07	6.22
Employers Holdings, Inc.	NV	3,770	2,680	687	3.90	18.22	17.23	773	1.09	66.2	30.8	97.0	2.69	16.02
Erie Indemnity Company	PA	17,758	8,499	7,983	1.06	44.95	44.82	6,124	NA	73.4	28.5	101.9	3.31	7.37
Federated National Holding Co.	FL	504	278	193	1.44	38.24	38.24	201	1.21	47.4	36.5	83.9	9.05	25.73
First Acceptance Corporation	TN	329	165	107	1.54	32.55	31.55	263	2.70	73.9	22.7	96.6	9.35	32.97
Hallmark Financial Services, Inc.	TX	981	612	252	2.43	25.70	20.67	337	1.32	65.4	30.5	95.9	1.39	5.48
Hanover Insurance Group, Inc.	MA	13,760	8,976	2,844	3.16	20.67	19.59	5,068	1.75	62.2	34.7	96.9	2.05	10.29
HCC Insurance Holdings, Inc.	TX	10,714	4,976	3,903	1.27	36.43	30.56	2,653	0.62	55.5	26.6	82.1	4.28	11.92
HCI Group, Inc.	FL	602	263	183	1.44	30.32	30.32	266	1.69	31.5	34.0	65.5	10.85	36.02
Heritage Insurance Holdings, Inc.	FL	615	293	255	1.15	41.48	41.48	234	1.84	40.1	31.3	71.4	10.56	25.78
Horace Mann Educators Corp.	IL	9,769	5,958	1,336	4.46	13.68	13.26	1,061	0.94	68.7	27.4	96.1	1.11	8.36
Infinity Property and Casualty Corp.	AL	2,385	1,257	698	1.80	29.25	26.95	1,462	1.99	75.5	19.6	95.1	2.40	8.46
Kingstone Companies, Inc.	NY	135	81	41	2.01	30.00	28.82	50	1.15	52.2	24.9	77.1	4.18	14.11
Loews Corporation	NY	78,367	36,380	24,650	1.48	31.45	31.13	14,325	0.26	64.6	33.1	97.7	1.19	3.83
Markel Corporation	VA	25,200	13,956	7,602	1.84	30.17	24.95	5,134	0.55	57.3	38.0	95.0	1.30	4.56
Meadowbrook Insurance Group	MI	2,680	1,867	458	4.08	17.08	16.18	743	1.36	65.4	36.7	102.1	1.05	6.51
Mercury General Corporation	CA	4,600	2,092	1,875	1.12	40.77	39.74	3,012	1.50	71.0	27.7	98.8	3.93	9.42

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit IV-1 (continued)

Financial Performance Data for Public Property and Casualty Insurance Companies

Company	State	Total Assets ($Mil.)	Total Policy Reserves ($Mil.)	Total Equity ($Mil.)	Policy Resrvs./ Equity (x)	Total Equity/ Assets (%)	Tang. Equity/ Assets (%)	LTM Total Revenue ($Mil.)	Net Prem. Written/ Avg.Eq. (x)	LTM Loss Ratio (%)	LTM Exp. Ratio (%)	LTM Comb. Ratio (%)	LTM ROA (%)	LTM ROE (%)
National General Holdings Corp.	NY	4,440	2,427	1,073	2.26	24.18	18.30	1,862	1.99	64.5	29.6	94.1	2.75	11.16
National Interstate Corporation	OH	1,755	1,194	362	3.30	20.63	20.28	597	1.61	83.8	20.1	103.9	0.65	3.09
National Security Group, Inc.	AL	145	74	43	1.73	29.52	29.52	64	1.54	50.7	36.7	87.4	5.38	20.09
Navigators Group, Inc.	CT	4,464	2,926	1,027	2.85	23.01	22.89	1,024	1.03	58.3	34.3	92.6	2.18	9.85
Old Republic International Corp.	IL	16,988	10,955	3,924	2.79	23.10	22.36	5,531	1.17	52.3	47.1	99.4	2.42	10.51
ProAssurance Corporation	AL	5,169	2,404	2,158	1.11	41.75	38.01	852	0.30	51.9	30.2	82.1	3.69	8.45
Progressive Corporation	OH	25,788	14,298	6,929	2.06	26.87	26.87	19,373	2.79	72.3	20.0	92.3	5.08	19.18
RLI Corp.	IL	2,776	1,522	845	1.80	30.45	28.58	788	0.79	43.2	41.3	84.5	4.76	15.22
Safety Insurance Group, Inc.	MA	1,676	872	708	1.23	42.27	42.27	779	1.04	66.5	30.6	97.1	3.60	8.42
Selective Insurance Group, Inc.	NJ	6,582	4,574	1,276	3.59	19.38	19.28	2,035	1.54	62.5	33.3	95.8	2.19	11.57
State Auto Financial Corporation	OH	2,767	1,596	873	1.83	31.55	31.51	1,173	1.44	71.8	33.7	105.5	4.17	12.92
State National Companies, Inc.	TX	2,092	1,690	241	7.02	11.52	11.23	155	0.51	NA	NA	NA	0.58	5.63
Travelers Companies, Inc.	MN	103,078	66,051	24,836	2.66	24.09	21.10	27,162	0.95	57.6	31.4	89.0	3.54	14.61
Trupanion, Inc.	WA	98	5	59	0.09	60.30	58.24	116	NA	NA	NA	NA	(31.00)	NM
Unico American Corporation	CA	136	61	72	0.85	52.77	52.77	30	0.39	55.0	23.0	78.0	0.63	1.18
United Fire Group, Inc.	IA	3,857	2,796	817	3.42	21.19	20.65	942	1.07	66.5	31.3	97.8	1.55	7.29
United Insurance Holdings Corp.	FL	584	284	204	1.39	34.88	NA	280	1.66	44.6	36.8	81.4	7.30	23.26
Universal Insurance Holdings, Inc.	FL	912	530	200	2.65	21.93	21.93	369	2.15	37.7	NA	NA	7.87	40.21
W. R. Berkley Corporation	CT	21,717	13,396	4,624	2.90	21.29	20.39	7,129	1.31	60.8	33.0	93.8	3.05	14.19
White Mountains Insurance Group	NH	10,457	4,115	4,540	0.91	43.41	41.36	2,510	0.47	56.8	34.4	91.2	2.41	6.42

Overall P&C Insurance Group Median		3,857	2,404	873	1.83	30.17	28.70	1,024	1.12	64.3	31.3	94.0	2.87	9.68
Overall P&C Insurance Group Mean		34,399	15,556	10,447	2.25	30.48	29.11	8,914	1.16	60.4	31.0	91.9	2.90	12.51

Source: SNL Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit IV-2

Market Valuation Data for Public Property and Casualty Insurance Companies

Company	Ticker	Exchange	State	Closing Price 3/31/15 ($)	Total Market Value ($Mil.)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ LTM EPS (x)	Price/ Oper. EPS (x)	Price/ 2015 Est. EPS (x)	Price/ LTM Rev. (x)	Price/ Total Assets (%)	Current Div. Yield (%)	One-Yr. Price Change (%)
1347 Property Insurance Holdings	PIH	NASDAQ	FL	7.59	48	96.7	96.7	10.69	NA	NA	2.54	65.01	0.00	(5.13)
Alleghany Corporation	Y	NYSE	NY	487.00	7,795	104.6	108.2	11.76	14.90	17.50	1.49	33.19	0.00	19.54
Allstate Corporation	ALL	NYSE	IL	71.17	29,637	145.1	154.3	11.36	13.18	12.48	0.84	27.31	1.69	25.79
American Financial Group, Inc.	AFG	NYSE	OH	64.15	5,597	115.3	121.8	12.91	13.31	12.09	0.98	11.78	1.56	11.16
American International Group, Inc.	AIG	NYSE	NY	54.79	75,196	70.5	71.5	10.54	11.96	11.11	1.17	14.58	0.91	9.56
AMERISAFE, Inc.	AMSF	NASDAQ	LA	46.25	875	195.5	195.5	16.29	16.46	14.07	2.17	60.05	1.30	5.33
AmTrust Financial Services, Inc.	AFSI	NASDAQ	NY	56.99	4,668	255.0	414.3	10.46	9.91	10.48	1.11	33.71	1.75	51.52
Atlas Financial Holdings, Inc.	AFH	NASDAQ	IL	17.67	206	194.0	195.4	11.33	16.36	13.03	2.03	72.48	0.00	29.07
Baldwin & Lyons, Inc.	BWINB	NASDAQ	IN	23.46	353	88.0	88.7	11.85	17.51	13.04	1.21	30.81	4.26	(10.76)
Berkshire Hathaway Inc.	BRK.A	NYSE	NE	217,500	356,511	148.8	210.8	17.99	21.60	19.79	1.83	67.75	0.00	16.09
Chubb Corporation	CB	NYSE	NJ	101.10	23,306	144.2	148.5	11.73	13.25	13.17	1.66	45.44	2.26	13.21
Cincinnati Financial Corporation	CINF	NASDAQ	OH	53.28	8,752	132.7	132.7	16.75	20.03	19.78	1.77	46.67	3.45	9.49
CNA Financial Corporation	CNA	NYSE	IL	41.43	11,189	87.4	89.1	16.25	13.19	11.81	1.15	20.14	2.41	(3.02)
Donegal Group Inc.	DGICA	NASDAQ	PA	15.72	444	102.1	103.7	29.35	33.45	12.99	0.76	30.47	3.35	7.82
EMC Insurance Group Inc.	EMCI	NASDAQ	IA	33.80	461	91.2	91.3	15.16	16.73	11.66	0.78	30.76	2.96	(4.87)
Employers Holdings, Inc.	EIG	NYSE	NV	26.99	850	123.8	132.5	8.60	NA	18.80	1.10	22.55	0.89	33.42
Erie Indemnity Company	ERIE	NASDAQ	PA	87.26	4,030	649.0	691.3	27.44	27.53	24.01	0.66	22.70	3.12	25.09
Federated National Holding Co.	FNHC	NASDAQ	FL	30.60	433	216.6	216.6	10.23	11.09	13.45	2.16	86.01	0.52	67.03
First Acceptance Corporation	FAC	NYSE	TN	2.42	99	92.8	97.2	3.56	NA	NA	0.38	30.21	0.00	(2.81)
Hallmark Financial Services, Inc.	HALL	NASDAQ	TX	10.60	204	80.8	107.3	15.36	15.36	13.25	0.60	20.78	0.00	27.56
Hanover Insurance Group, Inc.	THG	NYSE	MA	72.58	3,215	112.0	119.8	11.56	13.98	12.71	0.63	23.37	2.26	18.13
HCC Insurance Holdings, Inc.	HCC	NYSE	TX	56.67	5,455	140.1	182.5	12.29	13.86	14.21	2.06	50.91	2.08	24.58
HCI Group, Inc.	HCI	NYSE	FL	45.87	494	256.0	256.0	8.56	NA	8.03	1.85	81.97	2.62	26.02
Heritage Insurance Holdings, Inc.	HRTG	NYSE	FL	22.01	656	257.1	257.1	12.09	NA	7.93	2.80	106.63	0.00	NA
Horace Mann Educators Corp.	HMN	NYSE	IL	34.20	1,405	104.8	108.6	13.85	14.87	14.41	1.32	14.38	2.92	17.93
Infinity Property and Casualty Corp.	IPCC	NASDAQ	AL	82.05	941	135.1	151.4	16.58	17.42	17.70	0.64	39.48	2.10	21.32
Kingstone Companies, Inc.	KINS	NASDAQ	NY	7.53	55	135.9	143.8	10.46	11.41	8.86	1.10	40.92	2.66	8.03
Loews Corporation	L	NYSE	NY	40.83	15,237	79.0	80.5	26.34	16.80	13.39	1.06	19.44	0.61	(7.31)
Markel Corporation	MKL	NYSE	VA	768.96	10,691	141.4	183.7	34.53	36.63	32.98	2.08	42.42	0.00	29.00
Meadowbrook Insurance Group	MIG	NYSE	MI	8.50	426	93.0	99.3	14.91	19.77	17.35	0.57	15.89	0.94	45.80
Mercury General Corporation	MCY	NYSE	CA	57.75	3,184	169.7	177.1	17.88	25.33	22.35	1.06	69.20	4.28	28.11

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit IV-2 (continued)

Market Valuation Data for Public Property and Casualty Insurance Companies

Company	Ticker	Exchange	State	Closing Price 3/31/15 ($)	Total Market Value ($Mil.)	Price/ Book Value (%)	Price/ Tang. Book (%)	Price/ LTM EPS (x)	Price/ Oper. EPS (x)	Price/ 2015 Est. EPS (x)	Price/ LTM Rev. (x)	Price/ Total Assets (%)	Current Div. Yield (%)	One-Yr. Price Change (%)
National General Holdings Corp.	NGHC	NASDAQ	NY	18.70	1,748	173.9	255.0	17.48	13.75	11.40	0.94	39.37	0.43	33.57
National Interstate Corporation	NATL	NASDAQ	OH	28.08	557	153.5	156.9	50.14	68.49	17.23	0.93	31.75	1.85	4.74
National Security Group, Inc.	NSEC	NASDAQ	AL	14.10	35	82.7	82.7	4.64	4.67	NA	0.55	24.41	1.13	40.58
Navigators Group, Inc.	NAVG	NASDAQ	CT	77.84	1,112	108.2	109.0	11.96	14.18	14.28	1.09	24.92	0.00	26.80
Old Republic International Corp.	ORI	NYSE	IL	14.94	3,899	99.4	103.6	10.38	17.79	14.87	0.71	22.95	4.95	(8.90)
ProAssurance Corporation	PRA	NYSE	AL	45.91	2,562	120.3	140.6	13.91	14.67	15.86	3.01	49.57	2.70	3.10
Progressive Corporation	PGR	NYSE	OH	27.20	15,999	230.8	230.8	12.65	14.24	15.14	0.83	62.04	2.52	12.30
RLI Corp.	RLI	NYSE	IL	52.41	2,262	267.3	292.5	16.96	20.08	22.87	2.87	81.50	1.37	18.47
Safety Insurance Group, Inc.	SAFT	NASDAQ	MA	59.75	897	126.6	126.6	15.28	15.32	19.78	1.15	53.52	4.69	10.96
Selective Insurance Group, Inc.	SIGI	NASDAQ	NJ	29.05	1,654	128.9	129.7	11.76	13.39	12.23	0.81	25.13	1.93	24.57
State Auto Financial Corporation	STFC	NASDAQ	OH	24.29	997	113.8	114.0	9.34	10.65	14.69	0.85	36.04	1.65	13.98
State National Companies, Inc.	SNC	NASDAQ	TX	9.95	440	182.8	188.0	35.54	NA	9.95	2.85	21.05	0.40	NA
Travelers Companies, Inc.	TRV	NYSE	MN	108.13	34,750	140.3	166.5	10.11	10.25	11.38	1.28	33.71	2.03	27.06
Trupanion, Inc.	TRUP	NYSE	WA	8.00	222	375.6	409.1	NM	NA	NA	1.92	226.21	0.00	NA
Unico American Corporation	UNAM	NASDAQ	CA	10.79	58	80.3	80.3	67.44	67.44	NA	1.89	42.37	0.00	(17.25)
United Fire Group, Inc.	UFCS	NASDAQ	IA	31.77	794	97.2	100.5	13.69	14.92	14.71	0.84	20.59	2.52	4.68
United Insurance Holdings Corp.	UIHC	NASDAQ	FL	22.50	483	230.8	NA	10.98	NA	13.33	1.73	82.71	0.89	54.00
Universal Insurance Holdings, Inc.	UVE	NYSE	FL	25.59	904	436.7	436.7	12.30	NA	11.37	2.45	99.10	1.88	101.50
W. R. Berkley Corporation	WRB	NYSE	CT	50.51	6,355	139.5	147.4	10.39	13.95	14.36	0.89	29.26	0.87	21.36
White Mountains Insurance Group	WTM	NYSE	NH	684.52	4,101	102.5	112.9	13.37	NA	39.92	1.63	39.22	0.15	14.11

Overall P&C Insurance Group Median				NA	1,112	132.7	136.6	12.48	14.90	13.76	1.15	33.71	1.65	18.03
Overall P&C Insurance Group Mean				NA	12,789	159.8	172.2	16.14	18.77	15.34	1.39	45.54	1.62	19.21

Source: SNL Financial.

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit V-1

Pro Forma Assumptions for Conversion Valuation

1.	The initial offering price is $10.00 per share and the number of shares offered is computed by dividing the estimated pro forma market value by the offering price.

2.	The total amount of the net offering proceeds was fully invested at the beginning of the applicable period.

3.	The net offering proceeds are invested to yield a return of 1.65%, which represents the yield on a five-year U.S. Treasury bond as of December 31, 2014. The effective income tax rate was assumed to be 34.0%, resulting in a net after-tax yield of 1.09%.

4.	Expenses attributable to the stock offering are estimated to 5.0% of the gross proceeds at the valuation midpoint and approximate $1.4 million.

5.	The pro forma earnings calculation is based on the historically reported net income of the Company for the corresponding period.

6.	No effect has been given in the pro forma equity calculation for the assumed earnings on the net proceeds.

V-1

FELDMAN FINANCIAL ADVISORS, INC.

Exhibit V-2

Pro Forma Conversion Valuation Range

ARI Mutual Insurance Company

Historical Financial Data as of December 31, 2014

(Dollars in Thousands, Except Per Share Data)

	Minimum	Midpoint	Maximum
Shares offered	2,380,000	2,800,000	3,220,000
Offering price	$10.00	$10.00	$10.00

Gross offering proceeds	$23,800	$28,000	$32,200
Less: estimated expenses	(1,400)	(1,400)	(1,400)

Net offering proceeds	$22,400	$26,600	$30,800

Net Income:
LTM ended December 31, 2014	$(8,533)	$(8,533)	$(8,533)
Pro forma income on net proceeds	244	290	335

Pro forma net income	$(8,289)	$(8,243)	$(8,198)

Pro forma earnings per share	($3.48)	($2.94)	($2.55)

Operating Income:
LTM ended December 31, 2014	$(9,635)	$(9,635)	$(9,635)
Pro forma income on net proceeds	244	290	335

Pro forma operating income	$(9,391)	$(9,345)	$(9,300)

Pro forma operating earnings per share	($3.95)	($3.34)	($2.89)

Total Revenue:
LTM ended December 31, 2014	$40,308	$40,308	$40,308
Pro forma revenue on net proceeds, pre-tax	370	439	508

Pro forma total revenue	$40,678	$40,747	$40,816

Total Equity:
As of December 31, 2014	$24,995	$24,995	$24,995
Net offering proceeds	22,400	26,600	30,800

Pro forma total equity	$47,395	$51,595	$55,795

Pro forma book value per share	$19.91	$18.43	$17.33

Tangible Equity:
As of December 31, 2014	$24,995	$24,995	$24,995
Net offering proceeds	22,400	26,600	30,800

Pro forma tangible equity	$47,395	$51,595	$55,795

Pro forma tangible book value per share	$19.91	$18.43	$17.33

Total Assets:
As of December 31, 2014	$127,895	$127,895	$127,895
Net offering proceeds	22,400	26,600	30,800

Pro forma total assets	$150,295	$154,495	$158,695

Pro Forma Ratios:
Price / LTM EPS	NM	NM	NM
Price / Operating EPS	NM	NM	NM
Price / LTM Revenue	0.59	0.69	0.79
Price / Book Value	50.22%	54.27%	57.71%
Price / Tangible Book Value	50.22%	54.27%	57.71%
Price / Total Assets	15.84%	18.12%	20.29%
Total Equity / Assets	31.53%	33.40%	35.16%
Tangible Equity / Assets	31.53%	33.40%	35.16%

V-2